Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis (“MD&A”) of ARC Resources Ltd. (“ARC” or the “Company”) is management’s analysis of the financial performance and significant trends or external factors that may affect future performance. It is dated February 6, 2013 and should be read in conjunction with the audited Consolidated Financial Statements as at and for the year ended December 31, 2012, and the MD&A and unaudited Condensed Consolidated Financial Statements for periods ended March 31, 2012, June 30, 2012, and September 30, 2012 as well as ARC’s Annual Information Form that is filed on SEDAR at www.sedar.com.

This MD&A contains non-GAAP measures, additional GAAP measures and forward-looking statements. Readers are cautioned that the MD&A should be read in conjunction with ARC’s disclosure under the headings, “Non-GAAP Measures”, “Additional GAAP Measures” and “Forward-looking Information and Statements” included at the end of this MD&A.

ABOUT ARC RESOURCES LTD.

ARC is a dividend-paying Canadian oil and gas company with near-term and long-term oil, natural gas and natural gas liquids growth prospects headquartered in Calgary, Alberta. ARC’s activities relate to the exploration, development and production of conventional oil and natural gas in Canada with an emphasis on the acquisition and development of properties with a large volume of hydrocarbons in place commonly referred to as “resource plays”.

ARC’s vision is to be a leading energy producer, focused on delivery of results through its strategy of risk-managed value creation. ARC is committed to providing superior long-term financial returns for its shareholders; creating a culture where respect for the individual is paramount and action and passion is rewarded; and to running our business in a manner that protects the safety of employees, communities and the environment. ARC’s vision is realized through the four pillars of its strategy:

1.	High quality, long-life assets – ARC’s unique suite of assets include both growth and base assets. ARC’s growth assets consist of world-class resource play properties, primarily concentrated in the Montney geological formation in northeast British Columbia and northern Alberta, and the Cardium formation in the Pembina area of Alberta. These assets provide substantial growth opportunities, which ARC will pursue with a clear line of sight towards long-term profitable development. ARC’s base assets consist of core properties located throughout Alberta, Saskatchewan and Manitoba. The base assets deliver stable production and contribute significant cash flow to fund future growth.

2.	Operational excellence – ARC is focused on capital discipline and cost management to extract the maximum return on its investments. Production from individual oil and natural gas wells naturally declines over time. In any one year, ARC approves a budget to drill new wells with the intent to first replace production declines and second to potentially increase production volumes. At times, ARC may also acquire strategic producing or undeveloped properties to enhance current production and reserves or to provide potential future drilling locations. Alternatively, it may strategically dispose of non-core assets that no longer meet its investment criteria.

3.	Financial flexibility – ARC provides returns to shareholders through a combination of a monthly dividend, currently $0.10 per share per month, and a potential for capital appreciation. ARC’s goal is to fund capital expenditures necessary to replace production declines and dividend payments from funds from operations. ARC will finance growth activities through a combination of sources, including funds from operations, proceeds from ARC’s Dividend Reinvestment and Optional Cash Payment Program (“DRIP”), proceeds from property dispositions and debt and equity issuance. ARC chooses to maintain prudent debt levels; targeting its net debt to be one to 1.5 times annualized funds from operations and less than 20 per cent of total capitalization over the long-term.

4.	Top talent and strong leadership culture – ARC is committed to the attraction, retention and development of the best and brightest people within its organization. ARC’s employees conduct business every day in a culture of trust, respect, integrity and accountability. As of the end of 2012, ARC had approximately 545 employees with 320 professional, technical and support staff in the Calgary office and 225 individuals located across ARC’s operating areas in western Canada.

Total Return to Shareholders

ARC's business plan has resulted in significant operational success and has contributed to a trailing five year annualized total return per share of 10.8 per cent (Table 1).

Table 1

Total Returns(1)	Trailing One Year	Trailing Three Year	Trailing Five Year
Dividends per share	$1.20	$3.60	$7.55
Capital (depreciation) appreciation per share	$(0.66)	$4.50	$4.04
Total return per share	2.4%	43.1%	67.1%
Annualized total return per share	2.4%	12.7%	10.8%
S&P/TSX Exploration & Producers Index annualized total return	(11.2)%	(6.3)%	(4.2)%
(1)	Calculated as at December 31, 2012.

Over the past five years, ARC’s production has grown by 28,420 barrels of oil equivalent (“boe”) per day, or 44 per cent while its proved plus probable reserves have grown by 287.9 million boe, or 90 per cent. Table 2 highlights ARC’s production and reserves for the last five years:

Table 2

	2012	2011	2010	2009	2008
Production (boe/d)	93,546	83,416	73,954	63,538	65,126
Proved plus probable reserves (mmboe)(1)(2)(3)	607.0	572.4	485.1	376.5	319.1
(1)	As determined by ARC’s independent reserve evaluator.
(2)	ARC has also disclosed contingent resources associated with interests in certain of its properties located in northeastern British Columbia in ARC’s Annual Information Form as filed on SEDAR at www.sedar.com.
(3)	Company gross reserves. For more information, see ARC’s Annual Information Form as filed on SEDAR at www.sedar.com and the news release entitled “ARC Resources Ltd. Announces Fifth Consecutive Year of Greater than 200 per cent Reserve Replacement in 2012” dated February 6, 2013.

Per Share Metrics

ARC’s performance can also be measured by its ability to grow both production and reserves on a per share basis. Table 3 details ARC’s normalized production and reserves per share, with and without dividend adjustments, over the past three years:

Table 3

Per Share	2012	2011	2010
Normalized production, boe per thousand shares (1)(2)	0.34	0.30	0.30
Normalized reserves, boe per share (1)(3)	2.10	2.08	1.80
Dividends/distributions per share	$1.20	$1.20	$1.20
Normalized production, dividend adjusted, boe per thousand shares (4)	0.43	0.40	0.36
Normalized reserves, dividend adjusted, boe per share (4)	2.68	2.70	2.31
(1)	“Normalized” indicates that all periods as presented have been adjusted to reflect a net debt to capitalization of 15 per cent. It is assumed that additional shares were issued (or repurchased) at a period end price for the reserves per share calculation and at an annual average price for the production per share calculation in order to achieve a net debt balance of 15 per cent of total capitalization each year. The normalized amounts are presented to enable comparability of per share values.
(2)	Production per share represents annual daily average production (boe) per thousand shares and is calculated based on annual daily average production divided by the normalized weighted average common shares for the year.
(3)	Reserves per share is calculated based on proved plus probable reserves (boe), as determined by ARC’s independent reserve evaluator solely at year-end, divided by period end shares outstanding.
(4)	The dividend adjustment assumes that historic dividends paid since January 1, 2010 have been reinvested by ARC, resulting in a reduction of the number of shares outstanding and, in turn, higher normalized production per share and normalized reserves per share.

ECONOMIC ENVIRONMENT

During 2012, West Texas Intermediate (“WTI”) crude oil prices traded at a discount to Brent crude oil prices due primarily to pipeline bottlenecks between Cushing, Oklahoma and the United States Gulf Coast. The Seaway pipeline was reversed in 2012 and subsequently expanded in 2013, resulting in financial markets pricing in a narrowing future spread between WTI and Brent crude oil prices. The WTI crude oil price averaged US$94 per barrel during 2012, largely unchanged from the average price in 2011. ARC’s realized crude oil price, however, was down eight per cent in 2012 due to widening Canadian crude oil differentials. The volatility in these Canadian crude oil differentials is primarily attributed to increased North American oil production, refinery outages, and pipeline infrastructure bottlenecks in the mid-western United States. The monthly average differential for Edmonton Par relative to WTI ranged from a discount of $20 per barrel to a premium of $4 per barrel during 2012. The 2012 average differential for Edmonton Par was a discount of $8 per barrel compared to a premium of $1 per barrel in 2011. In the later part of 2012, differentials saw a slight recovery as certain infrastructure bottlenecks were addressed and rail transport volumes increased as producers looked for alternative methods to move their product to market. Looking ahead, several infrastructure projects are currently proposed or under development which is expected to alleviate certain bottlenecks, however due to the long-term nature of these projects the risk of volatile differentials remains a concern throughout 2013 and into 2014 until infrastructure issues are resolved and additional pipeline capacity becomes available.

Canadian natural gas prices averaged $2.40 per mcf in 2012, down 35 per cent from $3.67 per mcf in 2011. Lower natural gas prices were largely attributed to record high North American production and inventory levels. Despite a reduction in North American natural gas drilling activity in response to the low natural gas price environment, horizontal well technology in shale gas plays and associated gas from oil and liquids-rich gas development contributed to record high production levels during 2012. The combination of record North American production and low natural gas demand due to mild winter weather has resulted in a significant build of natural gas inventories. Going forward, sustained demand growth from coal power plant retirements, transportation and industrial usage, and development of offshore markets are necessary in order to support a stronger natural gas price in the long-term.

Ongoing commodity price volatility may affect ARC’s funds from operations and rates of return on its capital programs. As continued volatility is expected into 2013, ARC will take steps to mitigate these risks, optimize its rates of return, and maintain its strong financial position.

2012 Annual Guidance and Financial Highlights

Table 4 is a summary of ARC’s 2012 and 2013 guidance and a review of 2012 actual results:

Table 4

	2012 Guidance	2012 Actual	% Variance	2013 Guidance
Production (boe/d)
Oil (bbl/d)	30,000 - 31,000	31,454	1	32,000 – 34,000
Condensate (bbl/d)	2,100 - 2,500	2,217	-	1,800 – 2,000
Gas (mmcf/d)	340 - 350	342.9	-	340 – 350
NGLs (bbl/d)	2,100 - 2,600	2,728	5	2,400 – 2,800
Total (boe/d)	91,000 - 94,000	93,546	-	93,000 – 97,000
Expenses ($/boe):
Operating	9.50 - 9.70	9.40	1	9.50 – 9.70
Transportation	1.30 - 1.40	1.29	1	1.40 – 1.50
General and administrative (1)	2.45 - 2.60	2.84	(9)	2.50 – 2.70
Interest	1.20 - 1.30	1.32	(2)	1.20 – 1.30
Current income tax (2)	0.90 – 1.05	0.87	3	1.05 – 1.15
Capital expenditures ($ millions) (3)	600	608	(1)	830
Net property and undeveloped land acquisitions ($ millions) (4)	25 – 50	32	-	-
Weighted average shares outstanding (millions)	297	297	-	311
(1)	The 2012 guidance for general and administrative expense per boe was based on a range of $1.75 - $1.85 prior to the recognition of any expense associated with ARC’s long-term incentive plan and $0.70 - $0.75 per boe associated with ARC’s long-term incentive plan. Actual per boe costs for each of these components for December 31, 2012 were $1.92 per boe and $0.92 per boe, respectively.
(2)	The 2013 corporate tax estimate will vary depending on the level of commodity prices.
(3)	Excludes amounts related to unbudgeted net acquisitions of land and small producing properties which totaled $32.4 million in 2012.
(4)	Net property and undeveloped land acquisitions are in addition to the 2013 budgeted capital program of $830 million.

ARC’s production for 2012 is at the high end of the guidance range reflecting strong operating performance in many key areas including the start-up of a new gas plant at Ante Creek and additional production from the drilling and completion of new wells brought on throughout the year. General and administrative costs exceeded guidance for 2012 as expenses relating to the long-term incentive plans were slightly higher than anticipated. Additionally, a one-time, special executive retirement payment was recorded in the fourth quarter in conjunction with ARC’s CEO succession that was announced during the fourth quarter. Interest expense is slightly above guidance as a result of financing fees incurred with the issuance of US$360 million and CDN$40 million of long-term notes on August 23, 2012. All other expenses were within or below the respective ranges of revised Guidance.

ARC incurred $608 million of capital expenditures during 2012, following its strategy of selecting and executing projects that provide the greatest expected return on investment. In the first quarter of 2012, ARC reduced its planned 2012 capital expenditure program from $760 million to $600 million, due to a decline of commodity prices and widening of the price differentials between WTI and various Canadian crude oil prices.

ARC plans to execute an $830 million capital program in 2013, focused primarily on oil and liquids-rich gas development and infrastructure spending to facilitate future growth. ARC expects to deliver modest production growth of approximately three per cent in 2013 with more significant growth expected in 2014. The 2013 capital program will have an enhanced focus on multi-well pad drilling in key areas; an approach that is expected to result in cost savings and improved operational efficiencies. ARC expects to finance its 2013 capital program with funds from operations, proceeds from the DRIP, existing credit capacity, working capital and proceeds from the disposition of minor and non-strategic assets.

The 2013 Guidance provides shareholders with information on management’s expectations for results of operations. Readers are cautioned that the 2013 Guidance may not be appropriate for other purposes.

2012 FOURTH QUARTER FINANCIAL AND OPERATIONAL RESULTS

Financial Highlights

Table 5

	Three months ended December 31			Twelve months ended December 31
(Cdn$ millions, except per share and volume data)	2012	2011	% Change	2012	2011	% Change
Funds from operations (1)	208.4	226.6	(8)	719.8	844.3	(15)
Funds from operations per share (1)(2)	0.68	0.79	(14)	2.42	2.95	(18)
Net income (loss)	84.5	(49.0)	272	139.2	287.0	(51)
Dividends per share (2)	0.30	0.30	-	1.20	1.20	-
Average daily production (boe/d) (3)	95,725	92,021	4	93,546	83,416	12
(1)	This is an additional GAAP measure which may not be comparable with similar additional GAAP measures used by other entities. Refer to the section entitled “Additional GAAP Measures” contained within this MD&A.
(2)	Per share amounts (with the exception of dividends per share which are based on the number of shares outstanding at each dividend record date) are based on diluted weighted average shares outstanding.
(3)	Reported production amount is based on company interest before royalty burdens. Where applicable in this MD&A natural gas has been converted to barrels of oil equivalent (“boe”) based on 6 million cubic feet (“mcf”):1 barrel (“bbl”). The boe rate is based on an energy equivalent conversion method primarily applicable at the burner tip. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the conversion ratio, utilizing a conversion ratio of 6:1 may be misleading as an indication of value.

Funds from Operations

ARC reports funds from operations in total and on a per share basis. Funds from operations does not have a standardized meaning prescribed by Canadian generally accepted accounting principles (“GAAP”). The term “funds from operations” is defined as net income excluding the impact of non-cash depletion, depreciation, amortization and impairment charges, accretion of asset retirement obligations, deferred tax expense, unrealized gains and losses on risk management contracts, unrealized gains and losses on short-term investments, non-cash lease inducement charges, share-option expense, exploration expense, unrealized gains and losses on foreign exchange and gains on disposal of petroleum and natural gas properties and is further adjusted to include the portion of unrealized losses on risk management contracts that relate to 2012 production. ARC considers funds from operations to be a key measure of operating performance as it demonstrates ARC’s ability to generate the necessary funds for future growth through capital investment and to repay debt. Management believes that such a measure provides a better assessment of ARC’s operations on a continuing basis by eliminating certain non-cash charges and charges that are nonrecurring, while respecting that certain risk management contracts that are settled on an annual basis are intended to protect prices on product sales occurring throughout the year. From a business perspective, the most directly comparable measure of funds from operations calculated in accordance with GAAP is net income. See the section entitled “Additional GAAP Measures” contained within this MD&A.

Table 6 is a reconciliation of ARC’s funds from operations to net income and cash flow from operating activities.

Table 6

	Three months ended December 31		Twelve months ended December 31
($ millions)	2012	2011	2012	2011
Net income (loss)	84.5	(49.0)	139.2	287.0
Adjusted for the following non-cash items:
Depletion, depreciation, amortization and impairment	133.2	178.1	571.1	509.2
Accretion of asset retirement obligation	3.1	3.3	12.4	13.4
Deferred tax expense (recovery)	21.8	(17.4)	19.3	97.0
Unrealized (gain) loss on risk management contracts	(53.6)	80.1	(14.2)	16.5
Realized losses on risk management contracts recognized in previous quarters (1)	11.8	38.1	-	-
Unrealized loss (gain) on foreign exchange	8.3	(9.4)	(8.2)	9.7
Gain on disposal of petroleum and natural gas properties	-	3.2	(0.2)	(89.5)
Other	(0.7)	(0.4)	0.4	1.0
Funds from operations	208.4	226.6	719.8	844.3
Realized losses on risk management contracts recognized in previous quarters (1)	(11.8)	(38.1)	-	-
Net change in other liabilities	(2.0)	4.1	(10.6)	(9.6)
Change in non-cash working capital	(12.0)	36.8	(5.7)	68.0
Cash Flow from Operating Activities	182.6	229.4	703.5	902.7
(1)	ARC has entered into certain commodity price risk management contracts that pertain to production periods spanning the entire calendar year but that are settled at the end of the year on an annual average benchmark commodity price. Throughout the year, ARC has applied the portion of losses associated with these contracts to the funds from operations calculation in the production period to which they relate to more appropriately reflect the funds from operations generated during the period after any effect of contracts used for economic hedging. At December 31, 2012, all gains and losses associated with these contracts have been realized, and in the fourth quarter losses previously applied to prior quarters are reversed.

Details of the change in funds from operations from the three and twelve months ended December 31, 2011 to the three and twelve months ended December 31, 2012 are included in Table 7 below.

Table 7

	Three months ended December 31		Twelve months ended December 31
	$ millions	$/Share	$ millions	$/Share
Funds from operations – 2011 (1)	226.6	0.79	844.3	2.95
Volume variance
Crude oil and liquids	40.9	0.14	153.7	0.54
Natural gas	(2.2)	(0.01)	46.4	0.16
Price variance
Crude oil and liquids	(46.5)	(0.16)	(97.9)	(0.34)
Natural gas	(3.6)	(0.01)	(151.0)	(0.54)
Realized gains (losses) on risk management contracts	18.0	0.06	(9.4)	(0.03)
Realized losses on risk management contracts recognized in previous quarters (2)	(26.3)	(0.09)	-	-
Royalties	14.0	0.05	23.6	0.08
Expenses:
Transportation	(1.4)	-	(8.0)	(0.03)
Operating	2.1	0.01	(26.5)	(0.09)
General and administrative	(7.9)	(0.03)	(19.0)	(0.07)
Interest	(2.3)	(0.01)	(6.4)	(0.02)
Current tax	(3.6)	(0.01)	(29.9)	(0.10)
Realized foreign exchange gains (losses)	0.6	-	(0.1)	-
Diluted shares	-	(0.05)	-	(0.09)
Funds from operations – 2012 (1)	208.4	0.68	719.8	2.42
(1)	This is an additional GAAP measure which may not be comparable with similar additional GAAP measures used by other entities. Refer to the section entitled “Additional GAAP Measures” contained within this MD&A.
(2)	ARC has entered into certain commodity price risk management contracts that pertain to production periods spanning the entire calendar year but that are settled at the end of the year on an annual average benchmark commodity price. Throughout the year, ARC has applied the portion of losses associated with these contracts to the funds from operations calculation in the production period to which they relate to more appropriately reflect the funds from operations generated during the period after any effect of contracts used for economic hedging. At December 31, all gains and losses associated with these contracts have been realized, and in the fourth quarter losses previously applied to prior quarters are reversed.

Funds from operations decreased by eight per cent in the fourth quarter of 2012 to $208.4 million from $226.6 million generated in the fourth quarter of 2011. The decrease reflects reduced revenue associated with wider differentials on crude oil production and low natural gas prices offset by increased crude oil production. Funds from operations is further reduced by lower risk management contract gains and increased general and administrative expenses, current tax expense and interest expense. Reduced royalties associated with decreased commodity prices offset the overall decrease.

Funds from operations for the twelve months ended December 31, 2012 decreased by $124.5 million or 15 per cent as compared to 2011. This decrease is primarily a result of decreased revenue net of royalties of $25.2 million attributed to increased differentials on crude oil as well as reduced average natural gas pricing throughout the year offset by increased production volumes and lower royalties. Additionally, operating expenses increased by $26.5 million during the year, cash general and administrative costs increased by $19 million and current tax expense of $29.9 million was incurred in 2012 where there had been no current tax expense in 2011. Lower realized gains on risk management contracts, increased transportation costs and increased interest expense also contributed to the decrease.

2012 Funds from Operations Sensitivity

Table 8 illustrates sensitivities of pre-hedged operating items to operational and business environment changes and the resulting impact on funds from operations per share:

Table 8

			Impact on Annual Funds from Operations (5)
	Assumption	Change	$/Share
Business Environment (1)
Oil price (US$ WTI/bbl) (2)(3)	95.00	1.00	0.035
Natural gas price (Cdn$ AECO/mcf) (2)(3)	3.00	0.10	0.032
Cdn$/US$ exchange rate (2)(3)(4)	1.00	0.01	0.033
Interest rate on debt (2)	4.5%	1.0%	0.003
Operational
Liquids production volume (bbl/d)(6)	37,500	1.0%	0.030
Gas production volumes (mmcf/d)(6)	345	1.0%	0.008
Operating expenses ($ per boe)(6)	9.60	1.0%	0.010
General and administrative expenses ($ per boe)(6)	2.60	10.0%	0.028
(1)	Calculations are performed independently and may not be indicative of actual results that would occur when multiple variables change at the same time.
(2)	Prices and rates are indicative of published forward prices and rates at the time of this MD&A. The calculated impact on funds from operations would only be applicable within a limited range of these amounts.
(3)	Analysis does not include the effect of risk management contracts.
(4)	Includes impact of foreign exchange on crude oil prices that are presented in US dollars. This amount does not include a foreign exchange impact relating to natural gas prices as it is presented in Canadian dollars in this sensitivity. The sensitivity is $0.05/share when natural gas revenue is included.
(5)	Impact is calculated on the last twelve months’ trailing funds from operations. Funds from operations is an additional GAAP measure which may not be comparable with similar additional GAAP measures used by other entities. Refer to the section entitled “Additional GAAP Measures” contained within this MD&A.
(6)	Operational assumptions are based upon the midpoint of 2013 Guidance in the Table 4.

Net Income (Loss)

Net income of $84.5 million ($0.27 per share) was achieved in the fourth quarter of 2012, a $133.5 million increase compared to net loss of $49 million ($(0.17) per share) in the fourth quarter of 2011. While reduced commodity prices and increased general and administrative expenses acted to decrease funds from operations and net income, net income was further reduced during the fourth quarter of 2012 relative to the fourth quarter of 2011 as a result of reduced gains on foreign exchange of $17.1 million and additional deferred income tax expense of $39.2 million. The decreases in net income were more than offset by increased gains on risk management contracts of $151.7 million and reduced depletion, depreciation, amortization and impairment charges, as compared to the fourth quarter of 2011. In addition, ARC recognized an asset impairment charge of $55.3 million in the fourth quarter of 2011 where no such charges were recorded during the fourth quarter of 2012.

For the year ended December 31, 2012, net income was $139.2 million ($0.47 per share) as compared to $287 million ($1.00 per share) in 2011 resulting in a year-over-year decrease of $147.8 million. Revenue after royalties decreased by $25.2 million during 2012 as compared to 2011 while operating expenses increased by $26.5 million and transportation costs increased by $8 million related to higher production volumes. Depletion, depreciation, amortization and impairment charges increased by $61.9 million due to increased production volumes offset by a reduced asset impairment charge recorded during 2012 of $53 million ($71.9 million net impairment recorded during 2011). Increased general and administrative costs of $17 million and increased interest and financing charges of $6.4 million also contributed the overall decrease in net income.

Production

Production volumes averaged 95,725 boe per day in fourth quarter of 2012, a four per cent increase compared to 92,021 boe per day in the same period of 2011. This increase reflects strong operational performance from existing wells and new volumes from ARC’s 2012 capital program.

During 2012, production volumes averaged 93,546 boe per day as compared to 83,416 boe per day in the prior year. The increase in production volumes of 12 per cent is attributed to new production coming on-stream as a result of ARC’s 2011 and 2012 capital programs including incremental volumes from ARC’s new gas plant at Ante Creek that began operations in the first quarter of 2012.

Table 9

	Three months ended December 31			Twelve months ended December 31
Production	2012	2011	% Change	2012	2011	% Change
Light and medium crude oil (bbl/d)	32,114	27,627	16	30,620	26,284	16
Heavy oil (bbl/d)	824	843	(2)	834	874	(5)
Condensate (bbl/d)	1,767	2,219	(20)	2,217	2,052	8
Natural gas (mmcf/d)	348.2	355.3	(2)	342.9	310.6	10
Natural gas liquids (bbl/d)	2,978	2,114	41	2,728	2,444	12
Total production (boe/d) (1)	95,725	92,021	4	93,546	83,416	12
% Natural gas production	61	64	(5)	61	62	(2)
% Crude oil and liquids production	39	36	8	39	38	3
(1)	Reported production for a period may include minor adjustments from previous production periods.

ARC’s crude oil production consists predominantly of light and medium crude oil while heavy oil accounts for less than three per cent of total oil production. During the fourth quarter of 2012, crude oil and liquids production increased 15 per cent from the fourth quarter of the prior year and increased six per cent over the third quarter of 2012. The increase is largely attributed to continued strong new well performance and field optimization success at Pembina, Goodlands and Tower, and expanded processing capacity at Ante Creek.

In 2012, ARC’s crude oil and liquids production increased by 4,745 bbl/d or 15 per cent over 2011. The year-to-date increase is due to the same factors as the quarter-over-quarter increase in 2012 as well as being largely unaffected in the current year by weather-related issues such as flooding or forest fires that resulted in the shut-in of various oil producing properties during the second quarter of 2011. In the fourth quarter of 2012, certain wells that had previously been designated as liquids-rich natural gas wells were designated as oil wells. The associated production which had previously been recorded as condensate production has been reclassified as oil production. This fourth quarter adjustment had the impact of reclassifying approximately 200 barrels per day of field condensate volumes to oil. Going forward, condensate production is expected to reflect the 2013 guidance range of 1,800 – 2,000 barrels per day.

Natural gas production was 348.2 mmcf per day in the fourth quarter of 2012, a decrease of two per cent from the 355.3 mmcf per day produced in the fourth quarter of 2011. The modest decrease in production was the result of third-party turnaround activities in the fourth quarter of 2012 while the fourth quarter of 2011 had an exceptional operating run-time.

In 2012, ARC produced 342.9 mmcf per day of natural gas, a 10 per cent increase over the prior year. This increase is attributed to strong operational performance throughout 2012 particularly at Dawson and the start-up of the Ante Creek gas plant in February 2012.

During the fourth quarter of 2012, ARC drilled 38 gross wells (35 net wells) on operated properties consisting of 36 gross (33 net) oil wells and two gross (two net) natural gas wells. Total wells drilled in 2012 were 137 gross (128 net) operated oil wells and seven gross (six net) operated natural gas wells, of which four are liquids-rich natural gas wells.

Table 10 summarizes ARC’s production by core area for the fourth quarter of 2012 and 2011:

Table 10

	Three Months Ended December 31, 2012
Production	Total	Oil	Condensate	Gas	NGL
Core Area (1)	(boe/d)	(bbl/d)	(bbl/d)	(mmcf/d)	(bbl/d)
NE BC & NW AB	44,546	1,769	770	246.0	995
Northern AB	13,877	5,680	567	40.0	969
Pembina	12,336	8,224	344	18.7	648
Redwater	3,972	3,664	-	1.0	146
South AB & SW SK	8,775	1,622	73	41.5	163
SE SK & MB	12,219	11,979	13	1.0	57
Total	95,725	32,938	1,767	348.2	2,978

	Three Months Ended December 31, 2011
Production	Total	Oil	Condensate	Gas	NGL
Core Area (1)	(boe/d)	(bbl/d)	(bbl/d)	(mmcf/d)	(bbl/d)
NE BC & NW AB	44,977	648	1,397	253.2	743
Northern AB	11,307	5,068	429	31.2	604
Pembina	10,713	6,977	261	18.7	360
Redwater	4,300	3,844	2	1.7	162
South AB & SW SK	10,211	1,602	113	49.9	177
SE SK & MB	10,513	10,331	17	0.6	68
Total	92,021	28,470	2,219	355.3	2,114
(1)	Provincial and directional references: AB is Alberta, BC is British Columbia, SK is Saskatchewan, MB is Manitoba, NE is northeast, NW is northwest, SE is southeast and SW is southwest.

Table 10a summarizes ARC’s production by core area for the twelve months of 2012 and 2011:

Table 10a

	Twelve Months Ended December 31, 2012
Production	Total	Oil	Condensate	Gas	NGL
Core Area (1)	(boe/d)	(bbl/d)	(bbl/d)	(mmcf/d)	(bbl/d)
NE BC & NW AB	43,309	1,022	1,216	240.9	922
Northern AB	13,945	5,900	600	39.5	857
Pembina	11,470	7,662	310	17.2	635
Redwater	4,045	3,738	-	1.1	128
South AB & SW SK	9,064	1,648	77	43.3	122
SE SK & MB	11,713	11,484	14	0.9	64
Total	93,546	31,454	2,217	342.9	2,728

	Twelve Months Ended December 31, 2011
Production	Total	Oil	Condensate	Gas	NGL
Core Area (1)	(boe/d)	(bbl/d)	(bbl/d)	(mmcf/d)	(bbl/d)
NE BC & NW AB	37,054	655	1,219	205.9	880
Northern AB	11,246	4,617	388	34.0	576
Pembina	10,409	6,630	305	17.7	518
Redwater	4,177	3,840	-	1.2	130
South AB & SW SK	10,521	1,628	124	51.0	271
SE SK & MB	10,009	9,788	16	0.8	69
Total	83,416	27,158	2,052	310.6	2,444
(1)	Provincial and directional references: AB is Alberta, BC is British Columbia, SK is Saskatchewan, MB is Manitoba, NE is northeast, NW is northwest, SE is southeast and SW is southwest.

Sales of Crude Oil, Natural Gas and Natural Gas Liquids

Sales revenue from crude oil, natural gas and natural gas liquids was $375.4 million in the fourth quarter of 2012, a decrease of $11.4 million (three per cent) from fourth quarter of 2011 sales revenue of $386.8 million. The decrease reflects a decrease in pricing by $50.1 million, partially offset by increased production volumes contributing an additional $38.7 million. Oil, condensate and natural gas liquids revenue accounted for $267.9 million or 71 per cent of fourth quarter sales revenue.

Year-to-date, sales revenue from crude oil, natural gas and natural gas liquids were $1,389.4 million, a decrease of $48.8 million from sales revenue of $1,438.2 million for the same period in the prior year, reflecting a decrease in pricing of $248.9 million offset by higher production volumes that contributed to additional sales of $200.1 million.

A breakdown of sales revenue by product is outlined in Table 11:

Table 11

Sales revenue by product ($ millions)	Three months ended December 31			Twelve months ended December 31
	2012	2011	% Change	2012	2011	% Change
Oil	243.9	243.2	-	944.3	887.2	6
Condensate	14.1	20.6	(32)	75.2	72.0	4
Natural gas	106.3	112.2	(5)	329.3	434.0	(24)
NGL	9.9	9.9	-	38.0	42.4	(10)
Total sales revenue from crude oil, natural gas and natural gas liquids	374.2	385.9	(3)	1,386.8	1,435.6	(3)
Other	1.2	0.9	33	2.6	2.6	-
Total sales revenue	375.4	386.8	(3)	1,389.4	1,438.2	(3)

Commodity Prices Prior to Hedging

Table 12

	Three months ended December 31			Twelve months ended December 31
	2012	2011	% Change	2012	2011	% Change
Average Benchmark Prices
AECO natural gas ($/mcf) (1)	3.05	3.47	(12)	2.40	3.67	(35)
WTI oil (US$/bbl) (2)	88.20	94.02	(6)	94.19	95.14	(1)
Cdn$ / US$ exchange rate	0.99	1.02	(3)	1.00	0.99	1
WTI oil (Cdn$/bbl)	87.42	96.21	(9)	94.10	94.04	-
ARC Realized Prices Prior to Hedging
Oil ($/bbl)	80.50	92.85	(13)	82.03	89.51	(8)
Condensate ($/bbl)	86.70	101.13	(14)	92.63	96.07	(4)
Natural gas ($/mcf)	3.32	3.43	(3)	2.62	3.83	(32)
NGL ($/bbl)	36.13	51.02	(29)	38.11	47.53	(20)
Total commodity price before hedging ($/boe)	42.49	45.58	(7)	40.50	47.15	(14)
Other ($/boe)	0.13	0.11	18	0.08	0.09	(11)
Total sales before hedging ($/boe)	42.62	45.69	(7)	40.58	47.24	(14)
(1)	Represents the AECO Monthly (7a) index as reported by the Canadian Gas Price Reporter.
(2)	WTI represents posting price of West Texas Intermediate oil.

In the fourth quarter of 2012, WTI decreased six per cent year-over-year, however ARC’s realized oil price decreased by 13 per cent during the same time period. The differential between WTI and Edmonton posted prices widened to an average discount of $3.45 per barrel as compared to a premium of $1.26 per barrel during the same period in 2011. The price differential between WTI and Edmonton posted prices has been an on-going issue throughout 2012. In general, 2012 saw weakness in the pricing of Canadian crude grades as a result of the rapid growth in light oil production in North Dakota and Canada as well as refinery outages and pipeline bottlenecks in the mid-western United States which restricted the amount of crude oil that could reach the US Gulf Coast. Natural gas prices were modestly lower in the fourth quarter of 2012 as compared to 2011, resulting in ARC having a weighted average commodity price of $42.62 per boe in the fourth quarter of 2012, a decrease of seven per cent as compared to $45.69 per boe in the fourth quarter of 2011.

ARC’s average realized oil price for the year ended December 31, 2012 of $82.03 per barrel was eight per cent lower than the same period in 2011 and reflects the fact that though WTI pricing and ARC’s crude oil quality have remained relatively unchanged, local supply and demand factors have resulted in widened differentials throughout 2012 and ultimately a decrease in prices received by ARC for its oil.

In 2012, ARC’s average realized natural gas price of $2.62 per mcf decreased by 32 per cent over the same period of the prior year and reflects the 35 per cent decrease in the average AECO monthly posting in 2012 from 2011.

For the year ended December 31, 2012, ARC’s weighted average commodity price before the impact of any hedging activities was $40.58 per boe, a 14 per cent decrease from 2011.

During the fourth quarter of 2012, ARC’s production comprised 39 per cent crude oil and liquids and 61 per cent natural gas, with crude oil and liquids contributing 71 per cent of total sales revenue and natural gas contributing 28 per cent. In the fourth quarter of 2011, ARC’s production comprised of 36 per cent crude oil and liquids and 64 per cent natural gas with crude oil and liquids contributing 71 per cent of total sales value and natural gas contributing 29 per cent. Although ARC’s production mix is more natural gas than oil, revenue contribution is the reverse as shown by the tables below:

Table 12a

Revenue by Product Type	Three months ended December 31
($ millions)	Revenue		Per Cent of Total
	2012	2011	2012	2011
Crude oil and liquids	267.9	273.7	71%	71%
Natural Gas	106.3	112.2	28%	29%
Total sales revenue from crude oil, natural gas and natural gas liquids	374.2	385.9	99%	100%
Other	1.2	0.9	1%	-
Total sales revenue	375.4	386.8	100%	100%

Table 12b

Revenue by Product Type	Twelve months ended December 31
($ millions)	Revenue		Per Cent of Total
	2012	2011	2012	2011
Crude oil and liquids	1,057.5	1,001.6	76%	70%
Natural Gas	329.3	434.0	24%	30%
Total sales revenue from crude oil, natural gas and natural gas liquids	1,386.8	1,435.6	100%	100%
Other	2.6	2.6	-	-
Total sales revenue	1,389.4	1,438.2	100%	100%

Risk Management and Hedging Activities

ARC maintains a Risk Management program to reduce the volatility of revenues, increase the certainty of funds from operations, and to protect acquisition and development economics. ARC’s Risk Management program is governed by certain guidelines approved by the Board of Directors. These guidelines currently restrict the amount of total production that can be hedged to a maximum of 55 per cent over the next two years with a maximum of 25 per cent of natural gas production that can be hedged beyond two years and up to five years. ARC’s hedging policy allows for further hedging on volumes associated with new production arising from specific capital projects and acquisitions or to further protect cash flows for a specific period with approval of the Board.

Gains and losses on risk management contracts comprise both realized gains and losses representing the portion of risk management contracts that have settled in cash during the period and unrealized gains or losses that represent the change in the mark-to-market position of those contracts throughout the period. ARC does not employ hedge accounting for its risk management contracts currently in place. ARC considers all risk management contracts to be effective economic hedges of its physical commodity sales transactions.

Table 13 summarizes the total gain on risk management contracts for the fourth quarter of 2012 compared to the same period in 2011:

Table 13

Risk Management Contracts ($ millions)	Crude Oil & Liquids	Natural Gas	Foreign Currency	Power	Q4 2012 Total	Q4 2011 Total
Realized gain (loss) on contracts (1)	(2.9)	0.4	2.8	1.7	2.0	(16.0)
Unrealized gain (loss) on contracts related to future production periods (2)	3.0	40.0	(1.2)	-	41.8	(118.2)
Unrealized gain on contracts related to fourth quarter production (3)	11.8	-	-	-	11.8	38.1
Gain (loss) on risk management contracts	11.9	40.4	1.6	1.7	55.6	(96.1)
(1)	Realized cash gain (loss) represents actual cash settlements or receipts under the respective contracts.
(2)	The unrealized gain (loss) on contracts represents the change in fair value of the contracts during the period.
(3)	The unrealized gain on contracts on fourth quarter production represents the reversal of losses recognized in previous quarters on contracts that relate to a calendar year of production but are settled on an annual basis on December 31.

During the fourth quarter of 2012, ARC recorded a gain of $55.6 million on its risk management contracts comprising realized gains of $2 million and unrealized gains of $53.6 million. Realized gains related to natural gas, foreign exchange and electricity contracts were offset slightly by a loss on oil contracts.

ARC’s unrealized gains of $53.6 million comprises unrealized gains of $14.8 million on oil contracts and $40 million on natural gas contracts offset by unrealized losses of $1.2 million on foreign exchange contracts.

The unrealized gains on oil contracts are primarily attributed to the settlement of realized losses on contracts having a price of US$90 that settled against the annual WTI average price of US$94.15. Unlike ARC’s risk management contracts that are settled monthly, these annually-settled contracts which relate to production throughout 2012 were cash-settled in their entirety in January 2013 against the 2012 calendar year average WTI benchmark price.

ARC recorded unrealized gains of $40 million on natural gas contracts in the fourth quarter of 2012. The movement reflects an increase in value of the contracts as at December 31, 2012 due to the decline in the average forward price for natural gas compared to the forward price at September 30, 2012.

Table 13a summarizes the total gain on risk management contracts for the year ended December 31, 2012 compared to the same period in 2011:

Table 13a

Risk Management Contracts ($ millions)	Crude Oil & Liquids	Natural Gas	Foreign Currency	Power	YTD 2012 Total	YTD 2011 Total
Realized gain (loss) on contracts (1)	(7.2)	66.1	2.2	5.3	66.4	75.8
Unrealized gain (loss) on contracts related to future production periods (2)	73.1	(50.8)	(0.2)	(7.9)	14.2	(16.5)
Gain (loss) on risk management contracts	65.9	15.3	2.0	(2.6)	80.6	59.3

(1) Realized cash gain (loss) represents actual cash settlements or receipts under the respective contracts.

(2) The unrealized gain (loss) on contracts represents the change in fair value of the contracts during the period.

For the full calendar year, ARC realized gains of $66.4 million from hedging activities and recorded unrealized gains of $14.2 million resulting in a total gain of $80.6 million. The realized gains are mainly attributed to positive cash settlements related to natural gas swap and natural gas basis swap contracts totaling $66.1 million, $2.2 million related to foreign exchange contracts as well as $5.3 million related to power contracts. These positive cash settlement values are partially offset by cash losses on oil contracts totaling $7.2 million.

2012 unrealized gains of $73.1 million on oil contracts are attributed primarily to the changes in the average forward price of WTI while unrealized losses on natural gas contracts of $50.8 million reflect both the settlement of realized cash gains of $66.1 million and the mark-to-market value of new positions entered into since December 31, 2011 for 2013 and 2014 through 2017 volumes.

Given the significant contribution of ARC’s crude oil and natural gas liquids production to total sales revenue and funds from operations, ARC management recognizes the risk associated with a reduction in crude oil pricing. Accordingly, ARC has protected the selling price on a portion of crude oil production by establishing crude oil floor and ceiling prices for 2013 with approximately 43 per cent of total crude oil and liquids production being hedged for 2013 at floor prices of approximately US$95 per barrel. These contracts allow ARC to participate in prices up to US$104 per barrel on approximately 15,000 barrels per day for 2013. In January of 2013 ARC entered into additional WTI contracts, hedging 5,000 barrels per day of its 2014 oil production with a floor price of US$90 and a ceiling of US$100 per barrel.

ARC’s risk management contracts also provide protection from natural gas prices falling lower than an average floor price of US$3.41 per mmbtu for approximately 169,000 mmbtu per day for 2013. They also provide upside participation to a price of US$3.95 per mmbtu on approximately 169,000 mmbtu per day for 2013.

ARC’s significant natural gas resource base provides a considerable inventory of long-term natural gas development opportunities and potential future value. Given the recent volatility of natural gas prices, ARC management recognizes the need for greater certainty over the economics on these long-term natural gas projects and in response, ARC received Board approval to hedge up to 25 per cent of natural gas production beyond a two year term to a maximum term of five years. To date, ARC has executed long-term natural gas hedge contracts on 90 mmcf per day of natural gas for 2014 and on 60 mmcf per day for the period 2015 through 2017. ARC currently has hedged approximately 50 per cent of total natural gas production for 2013.

ARC expects to continue to execute its Risk Management program on volumes going forward. The following table summarizes ARC’s average crude oil and natural gas hedged volumes for 2013 through 2017 as at the date of this MD&A. For a complete listing and terms of ARC’s hedging contracts at December 31, 2012, see Note 15 “Financial Instruments and Market Risk Management” in the Consolidated Financial Statements as at and for the year ended December 31, 2012. Updates to the following table are posted to ARC’s website at www.arcresources.com.

Table 14

Hedge Positions Summary (1) As at February 6, 2013	2013		2014		2015-2017
Crude Oil (2)	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day
Ceiling	104.01	14,992	100.00	2,479	-	-
Floor	95.01	14,992	90.00	2,479	-	-
Sold Floor	64.17	11,984	70.00	1,240	-	-
Natural Gas (3)	US$/mmbtu	US$/mmbtu	US$/mmbtu	US$/mmbtu	US$/mmbtu	US$/mmbtu
Ceiling	3.95	168,767	4.83	90,000	5.00	60,000
Floor	3.41	168,767	4.00	90,000	4.00	60,000
(1)	The prices and volumes noted above represent averages for several contracts representing different periods and the average price for the portfolio of options listed above does not have the same payoff profile as the individual option contracts. Viewing the average price of a group of options is purely for indicative purposes. All positions are financially settled against the benchmark prices disclosed in Note 15 “Financial Instruments and Market Risk Management” in the Consolidated Financial Statements for the year ended December 31, 2012.
(2)	For 2013, all floor positions settle against the monthly average WTI price, providing protection against monthly volatility. Positions establishing the “ceiling” have been sold against either the annual average WTI price or the six month average WTI price. In the case of settlements on annual or six-month term positions, ARC will only have a negative settlement if prices average above the strike price for an entire year or the six-month period, respectively. These positions provide ARC with greater potential upside price participation for individual months.
(3)	The natural gas price shown translates all AECO positions to NYMEX equivalent prices.

“Floors” represent the lower price limits on hedged volumes and consist of put and swap prices. “Ceilings” provide an upper limit to the prices ARC may receive for hedged volumes and are the result of combined call and swap prices. ARC has also sold puts that limit the downside protection at an average of the disclosed “Sold Floor” price. These “Sold Floors” do not eliminate the floor, but merely limits the downside protection. The purpose of these sold puts is to reduce ARC’s overall hedging transaction costs.

To accurately analyze ARC’s hedge position, contracts need to be modeled separately as using average prices and volumes may be misleading. The following provides examples of how Table 14 can be interpreted for approximate values (all in US dollars):

•	If the market price is above $104.01 per barrel, ARC will receive $104.01 per barrel on 14,992 barrels per day
•	If the market price is between $95.01 and $104.01 per barrel, ARC will receive the market price on 14,992 barrels per day.
•	If the market price is between $95.01 and $64.17 per barrel, ARC will receive $95.01 on 14,992 barrels per day.
•	If the market price is below $64.17 per barrel, ARC will receive $95.01 per barrel less the difference between $64.17 per barrel and the market price on 11,984 barrels per day. For example, if the market price is at $55 per barrel, ARC will receive $85.84 on 11,984 barrels per day and $95.01 on 3,008 barrels per day.

The net fair value of ARC’s risk management contracts at December 31, 2012 was $21.8 million, representing the expected market price to buy out ARC’s contracts (adjusted for counterparty credit) at the balance sheet date. This may differ from what will eventually be settled in future periods.

Operating Netbacks

ARC’s operating netback, before hedging, was $26.85 per boe in the fourth quarter of 2012 and $24.17 per boe for the full year, as compared to $27.55 per boe and $29.16 per boe, respectively, in the same periods of 2011.

ARC’s fourth quarter and full year 2012 netbacks after including realized hedging gains and losses, were $28.11 per boe and $26.04 per boe, respectively, representing decreases of six and 17 per cent as compared to the same periods in 2011. These netbacks after hedging include realized gains and losses recorded on ARC’s crude oil, natural gas and electricity risk management contracts as well as the reversal of unrealized losses on risk management contracts previously applied to netback calculations that relate to current year production in the case of annually-settled risk management contracts.

The components of operating netbacks for the fourth quarter are summarized in Table 15:

Table 15

Netbacks ($ per boe)	Crude Oil ($/bbl)	Heavy Oil ($/bbl)	Condensate ($/bbl)	Natural Gas ($/mcf)	NGL ($/bbl)	Q4 2012 Total ($/boe)	Q4 2011 Total ($/boe)
Average sales price	80.89	65.07	86.70	3.32	36.13	42.49	45.58
Other	-	-	-	-	-	0.13	0.11
Total sales	80.89	65.07	86.70	3.32	36.13	42.62	45.69
Royalties	(12.44)	(5.92)	(22.87)	(0.23)	(7.82)	(5.71)	(7.60)
Transportation	(1.35)	(0.78)	(1.37)	(0.21)	(0.65)	(1.26)	(1.14)
Operating costs (1)	(16.18)	(22.52)	(6.99)	(0.77)	(8.45)	(8.80)	(9.40)
Netback prior to hedging	50.92	35.85	55.47	2.11	19.21	26.85	27.55
Hedging gain (2)	3.51	-	-	0.01	-	1.26	2.47
Netback after hedging	54.43	35.85	55.47	2.12	19.21	28.11	30.02
% of Total	66%	1%	4%	27%	2%	100%	100%
(1)	Operating expenses are composed of direct costs incurred to operate oil and gas wells. A number of assumptions have been made in allocating these costs between crude oil, heavy oil, condensate, natural gas and natural gas liquids production.
(2)	Hedging gain includes realized cash gains and losses on risk management contracts, plus a reversal for unrealized losses on risk management contracts that relate to 2012 production that have been recognized in netback calculations in prior quarters. Hedging gains and losses on foreign exchange contracts are excluded from the netback calculation.

The components of operating netbacks for the twelve months are summarized in Table 15a:

Table 15a

Netbacks ($ per boe)	Crude Oil ($/bbl)	Heavy Oil ($/bbl)	Condensate ($/bbl)	Natural Gas ($/mcf)	NGL ($/bbl)	YTD 2012 Total ($/boe)	YTD 2011 Total ($/boe)
Average sales price	82.40	68.45	92.63	2.62	38.11	40.50	47.15
Other	-	-	-	-	-	0.08	0.09
Total sales	82.40	68.45	92.63	2.62	38.11	40.58	47.24
Royalties	(12.94)	(7.17)	(25.18)	(0.15)	(9.44)	(5.72)	(7.20)
Transportation	(1.15)	(0.98)	(1.12)	(0.24)	(0.55)	(1.29)	(1.18)
Operating costs (1)	(15.13)	(18.67)	(8.41)	(1.03)	(10.17)	(9.40)	(9.70)
Netback prior to hedging	53.18	41.63	57.92	1.20	17.95	24.17	29.16
Hedging (loss) gain (2)	(0.16)	-	-	0.53	-	1.87	2.39
Netback after hedging	53.02	41.63	57.92	1.73	17.95	26.04	31.55
% of Total	68%	1%	5%	24%	2%	100%	100%
(1)	Operating expenses are composed of direct costs incurred to operate oil and gas wells. A number of assumptions have been made in allocating these costs between crude oil, heavy oil, condensate, natural gas and natural gas liquids production.
(2)	Hedging gains and losses on foreign exchange contracts are excluded from the netback calculation.

Royalties

ARC pays royalties to the respective provincial governments and landowners of the four western Canadian provinces in which it operates. Approximately 75 per cent of these royalties are crown royalties. Each province that ARC operates in has established a separate and distinct royalty regime which impacts ARC’s average corporate royalty rate.

In British Columbia, the majority of ARC’s royalty expense stems from production of natural gas and associated liquids. While natural gas liquids have a flat royalty rate of 20 per cent of sales, the royalty rates for natural gas is based on the drill date of a well and a reference price. In Alberta, the majority of ARC’s royalties are related to oil production where royalty rates are based on reference prices, production levels and well depths. Similarly, most royalties remitted in Saskatchewan and Manitoba are related to oil production. Royalty calculations in these provinces are based on the classification of the oil product and well productivity.

Each province has various programs in place to incentivize drilling by reducing the overall royalty expense for producers and offsetting gathering and processing costs. In most cases, the incentive period lasts for a finite period of time (usually 12 months upon commencement of production) after which point the royalty rate usually increases depending on the production rate of the well and prevailing market commodity prices.

Total royalties as a percentage of pre-hedged commodity product sales revenue decreased from 16.6 per cent ($7.60 per boe) in the fourth quarter of 2011 to 13.4 per cent ($5.71 per boe) in the fourth quarter of 2012. For the full year of 2012, total royalties represented 14.1 per cent of pre-hedged commodity product sales ($5.72 per boe) as compared to 15.2 per cent ($7.20 per boe) for the same period in 2011. The decrease in the royalty rate during the fourth quarter and the full year of 2012 as compared to the prior year is due to both the decrease in natural gas pricing from 2011 to 2012 reducing royalty reference prices, as well as a greater portion of oil production in Alberta qualifying for a five per cent royalty rate.

Operating Costs

Operating costs decreased to $8.80 per boe in the fourth quarter of 2012 ($9.40 per boe year-to-date) compared to $9.40 per boe in the fourth quarter of 2011 ($9.70 per boe year-to-date). The fourth quarter and full year decrease in 2012 operating costs relative to 2011 reflects disciplined cost control and higher production volumes.

ARC hedges a portion of its electricity costs using financial risk management contracts that do not qualify for hedge accounting. The gains and losses associated with these contracts are included within “gain on risk management contracts” on the Consolidated Statements of Income. Had these contracts been recognized with operating costs, ARC’s operating costs would have been further reduced by $0.19/boe and $0.16/boe, for the three and twelve months ended December 31, 2012, respectively, as a result of realized gains of $1.7 million and $5.3 million, respectively.

Transportation expense was $1.26 per boe during the fourth quarter of 2012 ($1.29 per boe for the full year) as compared to $1.14 per boe in the fourth quarter of 2011 ($1.18 per for the full year). Throughout 2012, ARC incurred additional transport costs as a result of increasing the volumes shipped directly to market as compared to transferring title at the battery. By taking on an increased responsibility for shipping its production to market, ARC achieves greater control over the price it ultimately receives for its production. With the current situation of many crude oil and liquids pipelines being at or near capacity, ARC expects that it will incur additional transportation costs in 2013 as it may use additional methods of transport to get its product to market.

General and Administrative (“G&A”) Expenses and Long-Term Incentive Compensation

G&A, prior to any long-term incentive compensation expense and net of overhead recoveries on operated properties, increased by 35 per cent to $18.6 million in the fourth quarter of 2012 from $13.8 million in the fourth quarter of 2011. Fourth quarter 2012 G&A expenses increased as compared to the fourth quarter of 2011 due to increased compensation costs as well as a one-time, special executive retirement payment recorded in conjunction with ARC’s CEO succession that was announced in the fourth quarter of 2012.

For the year ended December 31, 2012 ARC’s G&A prior to any long-term compensation expense was $65.6 million, a $9.8 million or 18 per cent increase from the year ended December 31, 2011. The increase reflects higher employee compensation costs combined with an increased headcount throughout all of 2012 as compared to 2011 where several additional staff were added later in the year in response to continued growth.

Table 16 is a breakdown of G&A and incentive compensation expense:

Table 16

	Three months ended December 31			Twelve months ended December 31
G&A and Incentive Compensation Expense ($ millions except per boe)	2012	2011	% Change	2012	2011	% Change
G&A expenses	25.7	22.6	(14)	93.9	81.9	(14)
Operating recoveries	(7.1)	(8.8)	(19)	(28.3)	(26.1)	(8)
G&A expenses before Long-Term Incentive Plans	18.6	13.8	(35)	65.6	55.8	(18)
G&A – Long-Term Incentive Plans	7.8	4.8	(63)	31.5	24.3	(30)
Total G&A and incentive compensation expense	26.4	18.6	(42)	97.1	80.1	(21)
Total G&A and incentive compensation expense per boe	3.00	2.19	(37)	2.84	2.63	(8)

Long-Term Incentive Plans – Restricted Share Unit & Performance Share Unit Plan, Share Option Plan, and Deferred Share Unit Plan

Restricted Share Unit and Performance Share Unit Plan (“RSU and PSU Plan”)

The RSU and PSU Plan is designed to offer each eligible employee and officer (the “plan participants”) cash compensation in relation to the value of a specified number of underlying share units. The RSU and PSU Plan consists of RSUs for which the number of units is fixed and will vest over a period of three years and PSUs for which the number of units is variable and will vest at the end of three years.

Upon vesting, the plan participant is entitled to receive a cash payment based on the fair value of the underlying share units plus accrued dividends. The cash compensation issued upon vesting of the PSUs is dependent upon the total return performance of ARC compared to its peers. Total return is calculated as a sum of the change in the market price of the common shares in the period plus the amount of dividends in the period. A performance multiplier is applied to the PSUs based on the percentile rank of ARC’s total shareholder return compared to its peers. The performance multiplier ranges from zero, if ARC’s performance ranks in the bottom quartile, to two for top quartile performance.

ARC recorded additional general and administrative expenses of $7.8 million during the fourth quarter of 2012 ($31.5 million during the year ended December 31, 2012) in accordance with the RSU and PSU plans, as compared to $4.8 million during the fourth quarter of 2011 ($24.3 million during the year ended December 31, 2011). In the fourth quarter of 2012, an increased expense was recorded in relation to these awards as an increased number of employees have become eligible to receive long-term incentive payments and an increased performance multiplier has resulted in a larger total amount of PSUs expected to be issued at vesting. During the year, ARC made cash payments of $40.9 million in respect of the RSU & PSU Plan ($28.1 million in 2011). Of these payments, $31.6 million were in respect of amounts recorded to general and administrative expenses ($20.3 million in 2011), $9.3 million were in respect of amounts recorded to operating expenses and capitalized as property, plant and equipment and exploration and evaluation assets ($7.8 million in 2011). These amounts were accrued in prior periods.

Table 17 shows the changes to the RSU & PSU Plan during 2012:

Table 17

RSU & PSU Plan (number of units, thousands)	RSUs	PSUs	Total RSUs and PSUs
Balance, beginning of year	852	1,445	2,297
Granted	354	572	926
Vested	(443)	(517)	(960)
Forfeited	(67)	(99)	(166)
Balance, end of year (1)	696	1,401	2,097
(1)	Based on underlying units before performance multiplier.

The liability associated with the RSUs and PSUs granted is recognized in the statement of income over the vesting period while being adjusted each period for changes in the underlying share price, accrued dividends and the number of PSUs expected to be issued on vesting. In periods where substantial share price fluctuation occurs, ARC’s G&A expense is subject to significant volatility.

Due to the variability in the future payments under the plan, ARC estimates that between $17.8 million and $89.9 million will be paid out in 2013 through 2015 based on the current share price, accrued dividends and ARC’s market performance relative to its peers. Table 18 is a summary of the range of future expected payments under the RSU & PSU Plan based on variability of the performance multiplier and units outstanding under the RSU & PSU Plan as at December 31, 2012:

Table 18

Value of RSU & PSU Plan as at December 31, 2012	Performance multiplier
(units thousands and $ millions except per unit)	-	1.0	2.0
Estimated units to vest
RSUs	727	727	727
PSUs	-	1,476	2,951
Total units(1)	727	2,203	3,678
Share price(2)	24.44	24.44	24.44
Value of RSU & PSU Plan upon vesting(3)	17.8	53.8	89.9
2013	9.4	21.3	33.2
2014	5.6	19.2	32.8
2015	2.8	13.3	23.9
(1)	Includes additional estimated units to be issued under the RSU & PSU Plan for dividends accrued-to-date.
(2)	Values will fluctuate over the vesting period based on the volatility of the underlying share price. Assumes a future share price of $24.44.
(3)	Upon vesting, a cash payment is made for the value of the share units, equivalent to the current market price of the underlying common shares plus accrued dividends.

Share Option Plan

Share options are granted to officers, certain employees and certain consultants of ARC, vesting evenly on the fourth and fifth anniversaries of their respective grant dates and have a maximum term of seven years. The option holder has the right to exercise the options at the original exercise price or at a reduced exercise price, equal to the exercise price at grant date less all dividends paid subsequent to the grant date and prior to the exercise date. For the years ended December 31, 2012 and 2011, ARC granted 1.0 million and 0.4 million share options to officers and certain employees of ARC, respectively.

At December 31, 2012, ARC had 1.4 million share options outstanding under this plan with a weighted average exercise price of $21.06 per share. Compensation expense of $0.3 million has been recorded during the fourth quarter of 2012 ($1 million for 2012) compared to $0.2 million in the fourth quarter of 2011 ($0.5 million for 2011) and is included within G&A expenses.

Deferred Share Unit Plan (“DSU Plan”)

ARC has a DSU Plan for its non-employee directors under which each director receives a minimum of 55 per cent of their total annual remuneration in the form of deferred share units (“DSUs”). Each DSU fully vests on the date of grant but is settled in cash only when the director has ceased to be a member of the Board of Directors of the Company. For the three and twelve months ended December 31, 2012, compensation expense of $0.5 million and $1.7 million respectively, was recorded in relation to the DSU Plan ($0.5 million and $1.6 million in 2011).

Interest and Financing Charges

Interest and financing charges increased 25 per cent to $11.5 million in the fourth quarter of 2012 from $9.2 million in the fourth quarter of 2011. The increase is attributed to credit facility renewal fees incurred during the fourth quarter as well as modestly increased standby charges. For the year ended December 31, 2012, interest and financing charges were $45.3 million as compared to $38.9 million in 2011, which represents an increase of 16 per cent. In addition to credit facility renewal fees recorded during the fourth quarter, ARC recorded financing fees of approximately $1.6 million during the third quarter in relation to its issuance of US$360 million and CDN$40 million of long-term fixed rate notes.

At December 31, 2012, ARC had $787.4 million of long-term debt outstanding, including a current portion of $39.7 million of senior note principal that is due for repayment within the next twelve months. The total debt balance of $787.4 million is fixed at a weighted average interest rate of 4.82 per cent. Approximately 92 per cent (US$727.9 million) of ARC’s debt outstanding is denominated in US dollars.

Foreign Exchange Gains and Losses

ARC recorded a foreign exchange loss of $8.3 million in the fourth quarter of 2012 compared to a gain of $8.8 million in the fourth quarter of 2011. The loss is primarily a result of the revaluation of ARC’s US dollar denominated debt outstanding from the period of September 30, 2012 to December 31, 2012 and reflects the change in value of the US dollar relative to the Canadian dollar from $0.9837 to $0.9949.

For the year ended December 31, 2012, ARC recorded a foreign exchange gain of $7.3 million compared to a loss of $10.5 million for the year ended December 31, 2011 and reflects the decrease in the value of the US dollar relative to the Canadian dollar from $1.017 to $0.9949 and its impact on the value of ARC’s US dollar denominated debt.

Table 19 shows the various components of foreign exchange gains and losses:

Table 19

	Three months ended December 31			Twelve months ended December 31
Foreign Exchange Gains/Losses ($ millions)	2012	2011	% Change	2012	2011	% Change
Unrealized (loss) gain on US denominated debt	(8.3)	8.3	(200)	8.2	(13.0)	163
Realized (loss) gain on US denominated transactions	-	0.5	(100)	(0.9)	2.5	(136)
Total foreign exchange (loss) gain	(8.3)	8.8	(194)	7.3	(10.5)	170

Taxes

For the first time in ARC’s history, ARC has recognized a current income tax expense of $29.9 million for the year ended December 31, 2012 ($3.6 million for the fourth quarter). Up until December 31, 2010, ARC’s structure was such that both current income tax and deferred tax liabilities were passed onto its Unitholders by means of royalty payments made between ARC and ARC Energy Trust. With the conversion from a trust structure to a traditional corporate structure completed on December 31, 2010, ARC is subject to current income taxes at normal corporate income tax rates.

During the fourth quarter of 2012, deferred income tax expense of $21.8 million was recorded compared to a recovery of $17.4 million in the fourth quarter of 2011. A deferred tax expense of $19.3 million was recorded for the year ended December 31, 2012 as compared to $97 million for the year ended December 31, 2011.  For the fourth quarter of 2012, the increased deferred tax expense is primarily related to temporary differences arising from the book basis of ARC’s property, plant and equipment relative to its tax basis, an increase in value of ARC’s risk management contracts and is offset by a decrease in the deferral of ARC’s partnership income. For the year ended December 31, 2012, the decrease in deferred tax expense over 2011 is primarily related to a decrease in the deferral of ARC’s partnership income as a result of the new partnership rules, offset by the temporary differences arising from the book basis of ARC’s property, plant and equipment relative to its tax basis.

The income tax pools (detailed in Table 20) are deductible at various rates and annual deductions associated with the initial tax pools will decline over time.

Table 20

Income Tax Pool type ($ millions)	December 31, 2012	Annual Deductibility
Canadian Oil and Gas Property Expense(1)	826.0	10% declining balance
Canadian Development Expense(1)	875.8	30% declining balance
Canadian Exploration Expense(1)	22.9	100%
Undepreciated Capital Cost	595.8	Primarily 25% declining balance
Other	29.3	Various rates, 7% declining balance to 20%
Total Federal Tax Pools	2,349.8
Additional Alberta Tax Pools	28.1	Various rates, 25% declining balance to 100%
(1)	The tax pools presented above reflect the application of partnership deferral rules. There is a deferral of partnership income of $51.6 million inherent in the income tax calculation for the year ended December 31, 2012. This deferral, as available under Canadian income tax legislation utilizes $118 million of the income tax pools in the table above.

Depletion, Depreciation and Amortization Expense and Impairment Charges

ARC records depletion, depreciation and amortization (“DD&A”) expense on its property, plant and equipment over the assets’ individual useful lives employing the unit of production method using proved plus probable reserves and associated estimated future development capital required for its oil and natural gas assets and a straight-line method for its corporate administrative assets. Assets in the exploration and evaluation (“E&E”) phase are not amortized. During the three and twelve months ended December 31, 2012, ARC recorded DD&A expense prior to any impairment (recovery) of $133.2 million and $518.1 million, respectively, as compared to $122.8 million and $437.3 million for the three and twelve months ended December 31, 2011.

Impairments are recognized when an asset’s or group of assets’ carrying values exceed their recoverable amount defined as the higher of the asset’s value in use or fair value less cost to sell. Any asset impairment that is recorded is recoverable to its original value less any associated DD&A should there be indicators that the recoverable amount of the asset has increased in value since the time of recording the initial impairment. There were no impairment charges recorded in the fourth quarter of 2012. During the second quarter of 2012 an impairment charge of $53 million was recognized associated with assets located in the southern Alberta and southwest Saskatchewan area as a result of lower forward commodity pricing. A $71.9 million impairment net of recovery was recorded during the twelve months ended December 31, 2011. As future commodity prices remain volatile, impairment charges could be recorded in future periods.

A breakdown of the DD&A rate is summarized in Table 21:

Table 21

	Three months ended December 31			Twelve months ended December 31
DD&A Rate ($ millions except per boe amounts)	2012	2011	% Change	2012	2011	% Change
Depletion of oil and gas assets	131.5	121.3	(8)	511.6	431.6	(19)
Depreciation of fixed assets	1.7	1.5	(13)	6.5	5.7	(14)
Impairment charges	-	55.3	100	53.0	71.9	26
Total DD&A and impairment	133.2	178.1	25	571.1	509.2	(12)
DD&A rate per boe, before impairment	15.12	14.51	(4)	15.13	14.36	(5)
DD&A rate per boe	15.12	21.04	28	16.68	16.72	-

Capital Expenditures, Acquisitions and Dispositions

Capital expenditures, excluding acquisitions and dispositions, totaled $190.2 million in the fourth quarter of 2012 as compared to $195 million during the fourth quarter of 2011. This total included development and production additions to property, plant and equipment of $179.5 million (2011 - $169.9 million) and additions to exploration and evaluation assets of $10.7 million (2011 - $25.1 million). Property, plant and equipment expenditures include drilling and completions, geological, geophysical, facilities expenditures and undeveloped land purchases in our development assets. Exploration and evaluation expenditures include drilling and completions, geological and geophysical expenditures and undeveloped land purchases in areas that have been determined by management to be in the exploration and evaluation stage.

A breakdown of capital expenditures and net acquisitions is shown in Tables 22 and 22a:

Table 22

	Three Months Ended December 31
	2012			2011
Capital Expenditures ($ millions)	E&E	PP&E	Total	E&E	PP&E	Total	% Change
Geological and geophysical	-	4.2	4.2	3.2	1.7	4.9	(14)
Drilling and completions	5.6	123.5	129.1	21.5	126.0	147.5	(12)
Plant and facilities	1.2	47.2	48.4	0.1	38.4	38.5	26
Undeveloped land purchased at crown land sales	3.9	1.8	5.7	0.3	3.2	3.5	63
Other	-	2.8	2.8	-	0.6	0.6	367
Total capital expenditures	10.7	179.5	190.2	25.1	169.9	195.0	(2)
Acquisitions (1)	-	2.1	2.1	2.5	20.4	22.9	(91)
Dispositions (2)	-	(0.3)	(0.3)	-	1.7	1.7	(82)
Total capital expenditures and net acquisitions	10.7	181.3	192.0	27.6	192.0	219.6	(13)
(1)	Value is net of post-closing adjustments.
(2)	Represents proceeds and adjustments to proceeds from divestitures.

For the year ended December 31, 2012, capital expenditures, excluding acquisitions and dispositions, totaled $608 million as compared to $726 million during the same period of 2011. This total includes development and production additions to property, plant and equipment of $557.6 million (2011 - $619.3 million) and additions to exploration and evaluation assets of $50.4 million (2011 - $106.7 million).

Table 22a

	Twelve Months Ended December 31
	2012			2011
Capital Expenditures ($ millions)	E&E	PP&E	Total	E&E	PP&E	Total	% Change
Geological and geophysical	16.2	15.6	31.8	8.6	17.3	25.9	22
Drilling and completions	23.3	406.5	429.8	43.5	413.0	456.5	(6)
Plant and facilities	5.9	125.7	131.6	0.2	164.9	165.1	(20)
Undeveloped land purchased at crown land sales	5.0	4.5	9.5	54.4	20.5	74.9	(87)
Other	-	5.3	5.3	-	3.6	3.6	47
Total capital expenditures	50.4	557.6	608.0	106.7	619.3	726.0	(16)
Acquisitions (1)	-	36.5	36.5	15.9	41.2	57.1	(36)
Dispositions (2)	-	(4.1)	(4.1)	-	(168.4)	(168.4)	(98)
Total capital expenditures and net acquisitions	50.4	590.0	640.4	122.6	492.1	614.7	4
(1)	Value is net of post-closing adjustments.
(2)	Represents proceeds and adjustments to proceeds from divestitures

During 2012, ARC made net acquisitions of properties totaling $32.4 million, mainly consisting of “tuck-in” acquisitions of land adjacent to ARC’s current core development areas.

ARC finances its capital expenditures with funds from operations that are available after deducting current period expenditures on site restoration and reclamation, net reclamation fund contributions and dividends declared in the current period. Further funding is obtained by proceeds from DRIP. ARC financed 75 per cent of the $190.2 million fourth quarter capital program with funds from operations and proceeds from DRIP (85 per cent in the fourth quarter of 2011).

Table 23

Source of Funding of Capital Expenditures and Net Acquisitions
($ millions)
	Three Months Ended December 31, 2012			Three Months Ended December 31, 2011
	Capital Expenditures	Net Acquisitions	Total Expenditures	Capital Expenditures	Net Acquisitions	Total Expenditures
Expenditures	190.2	1.8	192.0	195.0	24.6	219.6

Funds from operations(1)	58%	-	57%	71%	-	64%
Proceeds from DRIP	17%	-	17%	14%	-	12%
Debt	25%	100%	26%	15%	100%	24%
	100%	100%	100%	100%	100%	100%
(1)	This is an additional GAAP measure which may not be comparable with similar additional GAAP measures used by other entities. Refer to the section entitled “Additional GAAP Measures” contained within this MD&A. The percentage of capital expenditures that have been funded by funds from operations is determined as funds from operations that are available after deducting current period expenditures on site restoration and reclamation, net reclamation fund contributions and dividends declared in the current period.

Table 23a

Source of Funding of Capital Expenditures and Net Acquisitions
($ millions)
	Twelve Months Ended December 31, 2012			Twelve Months Ended December 31, 2011
	Capital Expenditures	Net Acquisitions	Total Expenditures	Capital Expenditures	Net Acquisitions	Total Expenditures
Expenditures	608.0	32.4	640.4	726.0	(111.3)	614.7

Funds from operations(1)	57%	-	54%	68%	-	81%
Proceeds from DRIP	19%	-	18%	15%	-	17%
Debt (2)	24%	100%	28%	17%	(100)%	2%
	100%	100%	100%	100%	(100)%	100%
(2)	This is an additional GAAP measure which may not be comparable with similar additional GAAP measures used by other entities. Refer to the section entitled “Additional GAAP Measures” contained within this MD&A. The percentage of capital expenditures that have been funded by funds from operations is determined as funds from operations that are available after deducting current period expenditures on site restoration and reclamation, net reclamation fund contributions and dividends declared in the current period.
(3)	At December 31, 2012, debt incurred for capital spending had been reduced by the proceeds of ARC’s third quarter equity offering for net proceeds of $331 million that closed August 22, 2012.

ARC’s Board of Directors has approved an $830 million capital program for 2013.

Asset Retirement Obligations and Reclamation Fund

At December 31, 2012, ARC has recorded asset retirement obligations (“ARO”) of $532.9 million ($496.4 million at December 31, 2011) for the future abandonment and reclamation of ARC’s properties. The estimated ARO includes assumptions in respect of actual costs to abandon wells or reclaim the property, the time frame in which such costs will be incurred as well as annual inflation factors in order to calculate the undiscounted total future liability. The future liability has been discounted at a liability-specific risk-free interest rate of approximately 2.4 per cent (2.5 per cent at December 31, 2011).

Accretion charges of $12.4 million and $13.4 million for the twelve months ended December 31, 2012 and 2011 have been recognized in the Consolidated Statements of Income to reflect the increase in the ARO liability associated with the passage of time.

Actual spending under ARC’s abandonment and reclamation program for the three and twelve months ended December 31, 2012 was $4.5 million and $11.9 million, respectively ($3.4 million and $8.4 million in 2011).

ARC established a restricted reclamation fund to finance obligations specifically associated with its Redwater property in 2005. Minimum contributions to this fund will be approximately $75 million over the next 45 years. The balance of this fund totaled $29.8 million at December 31, 2012, compared to $26.9 million at December 31, 2011. Under the terms of ARC’s investment policy, reclamation fund investments and excess cash can only be invested in Canadian or US Government securities, investment grade corporate bonds, or investment grade short-term money market securities.

Environmental stewardship is a core value at ARC and abandonment and reclamation activities continue to be made in a prudent, responsible manner with the oversight of the Health, Safety and Environment Committee of the Board. Ongoing abandonment expenditures for all of ARC’s assets including contributions to the Redwater reclamation fund are funded entirely out of funds from operations.

Capitalization, Financial Resources and Liquidity

A breakdown of ARC’s capital structure as at December 31, 2012 and December 31, 2011 is outlined in Table 24:

Table 24

Capital Structure and Liquidity ($ millions except per cent and ratio amounts)	December 31, 2012	December 31, 2011
Long-term debt (1)	787.4	761.7
Working capital (surplus) deficit (2)	(41.8)	148.0
Net debt obligations (3)	745.6	909.7
Market value of common shares (4)	7,549.5	7,251.4
Total capitalization (5)	8,295.1	8,161.1
Net debt as a percentage of total capitalization	9.0%	11.1%
Net debt to funds from operations (3)	1.0	1.1
(1)	Includes a current portion of long-term debt of $39.7 million at December 31, 2012 and $40.5 million at December 31, 2011.
(2)	Working capital (surplus) deficit is calculated as current liabilities less the current assets as they appear on the Consolidated Balance Sheets, and excludes current unrealized amounts pertaining to risk management contracts, assets held for sale and asset retirement obligations contained within liabilities associated with assets held for sale, as well as the current portion of long-term debt.
(3)	This is an additional GAAP measure which may not be comparable with similar additional GAAP measures used by other entities. Refer to the section entitled “Additional GAAP Measures” contained within this MD&A.
(4)	Calculated using the total common shares outstanding at December 31, 2012 multiplied by the closing share price of $24.44 at December 31, 2012 (closing share price of $25.10 at December 31, 2011).
(5)	Total capitalization as presented is an additional GAAP measure and therefore it may not be comparable with the calculation of similar measures for other entities. Refer to the section entitled “Additional GAAP Measures” contained within this MD&A.

At December 31, 2012, ARC had total available credit facilities of $1.9 billion with debt of $787.4 million currently drawn. After its $41.8 million working capital surplus, ARC has available credit of approximately $1.2 billion. ARC’s long-term debt balance includes a current portion of $39.7 million at December 31, 2012 ($40.5 million at December 31, 2011) reflecting principal payments that are due to be paid within the next twelve months. ARC intends to finance these obligations by drawing on its syndicated credit facility at the time the payments are due.

On August 23, 2012, ARC issued US$360 million and CDN$40 million of long-term fixed rate notes through a private placement to secure additional credit capacity and capitalize on low long-term interest rates. The notes have an average term of 9.6 years and bear interest at an average interest rate of 3.8 per cent.

Costs of borrowing under the syndicated credit facility comprise two items: first, the underlying interest rate on Bankers’ Acceptances and Prime Loans (CDN dollar loans) or LIBOR Loans and US Base Rate Loans (US denominated borrowings) and second, ARC’s credit spread. ARC’s credit facility was originally due August 3, 2015, however in the third quarter of 2012 the credit facility was extended for an additional twelve months to August 3, 2016. Its current credit spread on this facility is 160 basis points. Future credit spreads to ARC may range from 160 to 325 basis points for Bankers’ Acceptances and LIBOR loans depending on ARC’s ratio of debt to net income before non-cash items, interest expense and income taxes. In addition to paying interest on the outstanding debt under the revolving syndicated credit facility, ARC is charged a standby fee for the amount of the undrawn facility. This standby fee ranges from 32 to 65 basis points. These spreads are adjusted on the first day of the third month after each quarter-end date except in the case of the fourth quarter where the spreads are adjusted on the first day of the fourth month following the end of the relevant fiscal year.

ARC’s debt agreements contain a number of covenants all of which were met as at December 31, 2012. These agreements are available at www.sedar.com. ARC calculates its covenants four times annually. The major financial covenants are described below:

Table 24a

Covenant description	Estimated Position at December 31, 2012(1)
Long-term debt and letters of credit not to exceed three times annualized net income before non-cash items, income taxes and interest expense	1.0
Long-term debt, letters of credit, and subordinated debt not to exceed four times annualized net income before non-cash items, income taxes and interest expense	1.0
Long-term debt and letters of credit not to exceed 50 per cent of the book value of Shareholders’ equity and long-term debt, letters of credit and subordinated debt	0.2
(1)	Estimated position, subject to final approval.

ARC’s long-term strategy is to target debt between one and 1.5 times funds from operations and under 20 per cent of total capitalization. This strategy resulted in manageable debt levels throughout 2012 and has positioned ARC to remain well within its debt covenants.

On August 22, 2012, ARC issued 14.6 million common shares for net proceeds of $330.9 million. The proceeds from this offering will be used towards funding the 2013 capital program and at December 31, 2012 contributed to the working capital surplus of $41.8 million.

ARC typically uses three markets to raise capital: equity, bank debt and long-term notes. Long-term notes are issued to large institutional investors normally with an average term of five to 12 years. The cost of this debt is based upon two factors: the current rate of long-term government bonds and ARC’s credit spread. ARC’s average interest rate on its outstanding long-term notes is currently 4.82 per cent.

ARC expects to finance its 2013 capital program with funds from operations, proceeds from the DRIP, existing credit capacity, working capital and any proceeds from the disposition of minor assets and non-strategic assets. In 2012, ARC funded 72 per cent of its capital expenditures and net acquisitions of $640.4 million from funds from operations and the DRIP.

Shareholders’ Equity

At December 31, 2012, there were 308.9 million shares outstanding, an increase of 20 million shares over the balance of shares issued at December 31, 2011, with 14.6 million shares issued through an equity offering that closed on August 22, 2012 and the balance attributable to shares issued to participants in the DRIP.

Shareholders electing to reinvest dividends or make optional cash payments to acquire shares from treasury under the DRIP may do so at a five per cent discount to the prevailing market price with no additional fees or commissions. During the year ended December 31, 2012, ARC raised proceeds of $117.4 million and issued 5.4 million common shares pursuant to the DRIP at an average price of $21.74 per share.

At December 31, 2012, ARC had 1.4 million share options outstanding under its Share Option Plan with a weighted average exercise price of $21.06 per share. These options vest in equal parts on the fourth and fifth anniversaries of the grant date. The first vesting is expected to occur on March 24, 2015.

Dividends

In the fourth quarter of 2012, ARC declared dividends totaling $92.5 million ($0.30 per share) compared to $86.7 million ($0.30 per share) during the fourth quarter of 2011.

As a dividend-paying corporation, ARC typically declares monthly dividends to its shareholders. ARC continually assesses dividend levels in light of commodity prices, capital expenditure programs and production volumes, to ensure that dividends are in line with the long-term strategy and objectives of ARC as per the following guidelines:

•	To maintain a dividend policy that, in normal times, in the opinion of management and the Board of Directors, is sustainable for a minimum period of six months after factoring in the impact of current commodity prices on funds from operations. ARC’s objective is to normalize the effect of volatility of commodity prices rather than to pass that volatility onto shareholders in the form of fluctuating monthly dividends.

•	To ensure ARC’s financial flexibility is maintained by a review of ARC’s level of debt to equity and debt to funds from operations. The use of funds from operations and proceeds from equity offerings to fund capital development activities reduces the need to use debt to finance these expenditures.

ARC is focused on value creation, with the dividend being a key component of its business strategy. ARC believes that it is well positioned to sustain current dividend levels despite the volatile commodity price environment. ARC’s fourth quarter and full year 2012 dividend payout ratio was 44 per cent and 50 per cent of funds from operations, respectively, levels which ARC believes is reasonable given the current commodity price environment. Going forward, as ARC’s production and funds from operations grows, it is expected that the dividend payout ratio will naturally decline to a level that provides greater financial flexibility. ARC’s business model is dynamic and dividend levels and capital spending are continually assessed in light of current and forecast market conditions. If a prolonged period of low commodity prices is experienced, ARC’s first response will be to defer certain growth capital. If additional measures become necessary, dividend levels will be reconsidered in order to preserve ARC’s strong financial position in the long-term. The actual amount of future monthly dividends is proposed by management and is subject to the approval and discretion of the Board of Directors. The Board reviews future dividends in conjunction with their review of quarterly financial and operating results. Dividends are taxable to the shareholder irrespective of whether payment is received in cash or shares via the DRIP.

On January 16, 2013, ARC confirmed that a dividend of $0.10 per share designated as an eligible dividend will be paid on February 15, 2013 to shareholders of record on January 31, 2013. The ex-dividend date is January 29, 2013.

Please refer to ARC’s website at www.arcresources.com for details of the estimated monthly dividend amounts and dividend dates for 2013.

Environmental Initiatives Impacting ARC

There are no new material environmental initiatives impacting ARC at this time.

Contractual Obligations and Commitments

ARC has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments, sales commitments, royalty obligations, lease rental obligations and employee agreements. These obligations are of a recurring, consistent nature and impact ARC’s cash flows in an ongoing manner. ARC also has contractual obligations and commitments that are of a less routine nature as disclosed in Table 25.

Table 25

	Payments Due by Period
($ millions)	1 year	2–3 years	4-5 years	Beyond 5 years	Total
Debt repayments (1)	39.7	83.0	81.5	583.2	787.4
Interest payments (2)	37.0	66.7	57.0	95.4	256.1
Reclamation fund contributions (3)	4.0	7.1	6.4	54.4	71.9
Purchase commitments	47.8	15.4	11.3	11.9	86.4
Transportation commitments	42.8	71.1	34.3	0.2	148.4
Operating leases	14.7	27.4	25.3	80.9	148.3
Risk management contract premiums (4)	0.5	4.8	4.8	-	10.1
Total contractual obligations	186.5	275.5	220.6	826.0	1,508.6
(1)	Long-term and current portion of long-debt.
(2)	Fixed interest payments on senior notes.
(3)	Contribution commitments to a restricted reclamation fund associated with the Redwater property.
(4)	Fixed premiums to be paid in future periods on certain commodity risk management contracts.

In addition to the above risk management contract premiums, ARC has commitments related to its risk management program (see Note 15 of the Consolidated Financial Statements). As the premiums are part of the underlying risk management contract, they have been recorded at fair market value at December 31, 2012 on the balance sheet as part of risk management contracts.

ARC enters into commitments for capital expenditures in advance of the expenditures being made. At any given point in time, it is estimated that ARC has committed to capital expenditures equal to approximately one quarter of its capital budget by means of giving the necessary authorizations to incur the capital in a future period. ARC’s 2013 capital budget of $830 million has been approved by the Board of Directors.

ARC is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that pending litigation will not have a material adverse impact on ARC’s financial position or results of operations and therefore the commitment table (Table 25) does not include any commitments for outstanding litigation and claims.

The above table does not include any amounts that may be payable to ARC officers and certain ARC staff in the event of a change of control as there is no indication of this event occurring in the foreseeable future.

Off Balance Sheet Arrangements

ARC has certain lease agreements, all of which are reflected in the Contractual Obligations and Commitments table (Table 25), which were entered into in the normal course of operations. All leases have been treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases on the balance sheet as of December 31, 2012.

Critical Accounting Estimates

ARC has continuously refined and documented its management and internal reporting systems to ensure that accurate, timely, internal and external information is gathered and disseminated.

ARC’s financial and operating results incorporate certain estimates including:

•	estimated revenues, royalties and operating costs on production as at a specific reporting date but for which actual revenues and costs have not yet been received;

•	estimated capital expenditures on projects that are in progress;

•	estimated depletion, depreciation and amortization charges that are based on estimates of oil and gas reserves that ARC expects to recover in the future;

•	estimated fair values of derivative contracts that are subject to fluctuation depending upon the underlying commodity prices and foreign exchange rates;

•	estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures;

•	estimated future recoverable value of property, plant and equipment and goodwill and any associated impairment charges or recoveries; and

•	estimated compensation expense under ARC’s share based compensation plans including the PSU plan that is based on an adjustment to the final number of PSU awards that eventually vest based on a performance multiplier.

ARC has hired individuals and consultants who have the skills required to make such estimates and ensures that individuals or departments with the most knowledge of the activity are responsible for the estimates. Further, past estimates are reviewed and compared to actual results, and actual results are compared to budgets in order to make more informed decisions on future estimates. For further information on the determination of certain estimates inherent in the audited Consolidated Financial Statements, refer to Note 5 “Management Judgments and Estimation Uncertainty” in the audited Consolidated Financial Statements as at and for years ended December 31, 2012 and 2011.

ARC’s leadership team’s mandate includes ongoing development of procedures, standards and systems to allow ARC staff to make the best decisions possible and ensuring those decisions are in compliance with ARC’s environmental, health and safety policies.

ASSESSMENT OF BUSINESS RISKS

The ARC management team is focused on long-term strategic planning and has identified the key risks, uncertainties and opportunities associated with ARC’s business that can impact the financial results. They include, but are not limited to:

Volatility of Oil and Natural Gas Prices

ARC’s operational results and financial condition, and therefore the amount of capital expenditures and future dividend payments made to shareholders, are dependent on the prices received for oil and natural gas production. Natural gas prices declined in 2012 from 2011 and differentials on Canadian crude oil widened significantly in 2012 relative to 2011 due to pipeline and infrastructure constraints. There are numerous projects proposed to alleviate pipeline bottlenecks in the United States, expand refinery capacity and expand or build new pipelines in Canada and the United States to source new markets, many of which are in the regulatory application phase. There can be no assurance that such regulatory approvals will be secured on a timely basis or at all. Continued or decreasing natural gas prices will affect ARC’s cash flow, impacting ARC’s level of capital expenditures and may result in the shut-in of certain natural gas properties. Any movement in oil and natural gas prices will have an effect on ARC’s ability to continue with its capital expenditure program and its ability to pay dividends. Future declines in oil and natural gas prices may result in future declines in, or elimination of, any future dividends. Oil and natural gas prices are determined by economic and, in some circumstances, political factors. Supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions, impact prices. ARC may manage the risk associated with changes in commodity prices by entering into oil or natural gas price derivative contracts. If ARC engages in activities to manage its commodity price exposure, it may forego the benefits it would otherwise experience if commodity prices were to increase. In addition, commodity derivative contracts activities could expose ARC to losses. To the extent that ARC engages in risk management activities related to commodity prices, it will be subject to credit risks associated with counterparties with which it contracts.

Refinancing and Debt Service

ARC currently has a $1 billion financial covenant-based syndicated credit facility with 12 banks. At the request of ARC, the lenders will review the credit facility each year and determine if they will extend for another year. In the event that the facility is not extended before August 3, 2016, indebtedness under the facility will become repayable at that date. There is also a risk that the credit facility will not be renewed for the same amount or on the same terms. Any of these events could affect ARC’s ability to fund ongoing operations and make future dividend payments.

ARC currently has $787.4 million of long-term debt outstanding which requires annual principal repayments in 2013 through 2024. ARC intends to fund these principal repayments with existing credit facilities. In the event ARC is unable to fund future principal repayments it may impact ARC’s ability to fund its ongoing operations and make future dividend payments.

ARC is required to comply with covenants under the credit facility. In the event that ARC does not comply with covenants under the credit facility, ARC’s access to capital could be restricted or repayment could be required. ARC routinely reviews the covenants based on actual and forecast results and has the ability to make changes to its development plans and/or dividend policy to comply with covenants under the credit facility. If ARC becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, the lender may foreclose on such assets of ARC or sell the working interests.

Operational Matters

The operation of oil and gas wells involves a number of operating and natural hazards that may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damage to operating subsidiaries of ARC and possible liability to third parties. ARC maintains liability insurance, where available, in amounts consistent with industry standards. Business interruption insurance may also be purchased for selected facilities, to the extent that such insurance is available. ARC may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Costs incurred to repair such damage or pay such liabilities will reduce dividend payments to shareholders.

Continuing production from a property, and to some extent the marketing of production there from, are largely dependent upon the ability of the operator of the property. Approximately 12 per cent of ARC’s production is operated by third parties. ARC has limited ability to influence costs on partner operated properties. Operating costs on most properties have increased steadily over recent years. To the extent the operator fails to perform these functions properly, ARC’s revenue from such property may be reduced. Payments from production generally flow through the operator and there is a risk of delayed payment, or non-payment and additional expense in recovering such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of ARC to certain properties. A reduction of future dividend payments to shareholders could result under such circumstances.

Reserves Estimates

The reserves and recovery information contained in ARC’s independent reserves evaluation is only an estimate. The actual production and ultimate reserves from the properties may be greater or less than the estimates prepared by the independent reserves evaluator. The reserves report was prepared using certain commodity price assumptions. If lower prices for crude oil, natural gas liquids and natural gas are realized by ARC and substituted for the price assumptions utilized in those reserves reports, the present value of estimated future net cash flows for ARC’s reserves as well as the amount of ARC’s reserves would be reduced and the reduction could be significant.

Depletion of Reserves and Maintenance of Dividend

ARC’s future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on ARC’s success in exploiting its reserves base and acquiring additional reserves. Without reserves additions through acquisition or development activities, ARC’s reserves and production will decline over time as the oil and natural gas reserves are produced out. There can be no assurance that ARC will make sufficient capital expenditures to maintain production at current levels nor, as a consequence, that the amount of dividends by ARC to shareholders can be maintained at current levels. There can be no assurance that ARC will be successful in developing or acquiring additional reserves on terms that meet ARC’s investment objectives.

Counterparty Risk

ARC assumes customer credit risk associated with oil and gas sales, financial hedging transactions and joint venture participants. In the event that ARC’s counterparties default on payments to ARC, cash flows will be impacted and dividend payments to shareholders may be impacted. ARC has established credit policies and controls designed to mitigate the risk of default or non-payment with respect to oil and gas sales, financial hedging transactions and joint venture participants. A diversified sales customer base is maintained and exposure to individual entities is reviewed on a regular basis.

Variations in Interest Rates and Foreign Exchange Rates

Variations in interest rates could result in an increase in the amount ARC pays to service debt. World oil prices are quoted in US dollars and the price received by Canadian producers is therefore affected by the Canadian/US dollar exchange rate that may fluctuate over time. A material increase in the value of the Canadian dollar may negatively impact ARC’s net production revenue. Volatility in interest rates and the Canadian dollar may affect future cash flow from operations and reduce funds available for both dividends and capital expenditures. ARC may initiate certain derivative contracts to attempt to mitigate these risks. To the extent that ARC engages in risk management activities related to foreign exchange rates, it will be subject to credit risk associated with counterparties with which it contracts. An increase in Canadian/US exchange rates may impact future dividend payments to shareholders and the value of ARC’s reserves as determined by independent evaluators.

Changes in Income Tax Legislation

In the future, income tax laws or other laws may be changed or interpreted in a manner that adversely affects ARC or its shareholders. Tax authorities having jurisdiction over ARC or its shareholders may disagree with how ARC calculates its income for tax purposes to the detriment of ARC and its shareholders.

Changes in Government Royalty Legislation

Provincial programs related to the oil and natural gas industry may change in a manner that adversely impacts shareholders. ARC currently operates in British Columbia, Alberta, Saskatchewan and Manitoba, all of which have different royalty programs that could be revised at any time. Future amendments to royalty programs in any of ARC’s operating jurisdictions could result in reduced cash flow and reduced dividend payments to shareholders.

Acquisitions

The price paid for acquisitions is based on engineering and economic estimates of the potential reserves made by independent engineers modified to reflect the technical views of management. These assessments include a number of material assumptions regarding such factors as recoverability and marketability of oil, natural gas and natural gas liquids future prices of oil, natural gas and natural gas liquids and operating costs, future capital expenditures and royalties and other government levies that will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond the control of the operators of the working interests, management and ARC. In particular, changes in the prices of and markets for oil, natural gas and natural gas liquids from those anticipated at the time of making such assessments will affect the amount of future dividends and the value of the shares. In addition, all such estimates involve a measure of geological and engineering uncertainty that could result in lower production and reserves than attributed to the working interests. Actual reserves could vary materially from these estimates. Consequently, the reserves acquired may be less than expected, which could adversely impact cash flow and dividends to shareholders.

Environmental Concerns and Impact on Enhanced Oil Recovery Projects

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or issuance of clean-up orders in respect of ARC or its working interests. Such legislation may be changed to impose higher standards and potentially more costly obligations to ARC. Furthermore, management believes the federal government appears to favour new programs for environmental laws and regulation, particularly in relation to the reduction of emissions, and there is no assurance that any such programs, laws or regulations, if proposed and enacted, will not contain emission reduction targets which ARC cannot meet. Financial penalties or charges could be incurred as a result of the failure to meet such targets. In particular there is uncertainty regarding the Federal Government’s Regulatory Framework for Air Emissions (“Framework”), as issued under the Canadian Environmental Protection Act.

Additionally, the potential impact on ARC’s operations and business of the Framework, with respect to instituting reductions of greenhouse gases, is not possible to quantify at this time as specific measures for meeting Canada’s commitments have not been developed. Currently, companies are permitted to emit CO2 into the atmosphere with no requirement to capture and re-inject the emissions. In order for ARC to carry out its enhanced oil recovery program it is necessary to obtain CO2 at a cost effective rate. Given that companies are not forced to capture their emissions, the infrastructure has not been put in place to facilitate this process. Without any additional provisions from the government, the economic parameters of ARC’s enhanced oil recovery programs would be limited.

ARC has established a reclamation fund (the “Redwater fund”) for the purpose of funding future environmental and reclamation obligations at its Redwater property. For ARC’s other properties, future environmental and reclamation obligations will be funded with funds from operations in future periods. Contributions to the Redwater fund are based on current estimates and there can be no assurances that ARC will be able to satisfy its actual Redwater future environmental and reclamation obligations with the balance of the fund. Actual future environmental and reclamation expenditures could differ significantly from estimated amounts, therefore future cash flows and dividend payments to shareholders may be negatively impacted in future periods.

The use of fractured stimulations has been ongoing safely in an environmentally responsible manner in western Canada for decades. With the increase in the use of fracture stimulations in horizontal wells there is increased communication between the oil and natural gas industry and a wider variety of stakeholders regarding the responsible use of this technology. This increased attention to fracture stimulations may result in increased regulation or changes of law which may make the conduct of ARC’s business more expensive or prevent ARC from conducting its business as currently conducted. ARC focuses on conducting transparent, safe and responsible operations in the communities in which its people live and work. ARC has substantially adopted the proactive and transparent policies recently announced by the Canadian Association of Petroleum Producers, including the reporting of fracture fluids used to the “Frac Focus” initiative launched by the government of the Province of British Columbia.

PROJECT RISKS

ARC manages a variety of small and large projects and plans to spend $830 million on capital projects throughout 2013. Project delays may impact expected revenues from operations. Significant project cost overruns could make a project uneconomic. Our ability to execute projects and market oil and natural gas depends upon numerous factors beyond our control, including:

•	availability of processing capacity;
•	availability and proximity of pipeline capacity;
•	availability of storage capacity;
•	supply of and demand for oil and natural gas;
•	availability of alternative fuel sources;
•	effects of inclement weather;
•	availability of drilling and related equipment;
•	unexpected cost increases;
•	accidental events;
•	changes in regulations;
•	availability and productivity of skilled labour; and
•	regulation of the oil and natural gas industry by various levels of government and governmental agencies.

Because of these factors, ARC could be unable to execute projects on time, on budget or at all, and may not be able to effectively market the oil and natural gas that ARC produces.

Disclosure Controls and Procedures

As of December 31, 2012, an internal evaluation was carried out of the effectiveness of ARC’s disclosure controls and procedures as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings. Based on that evaluation, the President and Chief Executive Officer and the Senior Vice President and Chief Financial Officer concluded that the disclosure controls and procedures are effective to ensure that the information required to be disclosed in the reports that ARC files or submits under the Exchange Act or under Canadian Securities legislation is recorded, processed, summarized and reported, within the time periods specified in the rules and forms therein. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that the information required to be disclosed by ARC in the reports that it files or submits under the Exchange Act or under Canadian Securities Legislation is accumulated and communicated to ARC’s management, including the senior executive and financial officers, as appropriate to allow timely decisions regarding the required disclosure.

Internal Control over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance that all assets are safeguarded, transactions are appropriately authorized and to facilitate the preparation of relevant, reliable and timely information. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of ARC’s internal control over financial reporting as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings. The assessment was based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management concluded that ARC’s internal control over financial reporting was effective as of December 31, 2012. The effectiveness of ARC’s internal control over financial reporting as of December 31, 2012 has been audited by Deloitte LLP, as reflected in their report for 2012. No changes were made to ARC’s internal control over financial reporting during the year ending December 31, 2012, that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

FINANCIAL REPORTING UPDATE

Future Accounting Changes

ARC has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on ARC:

In May 2011, the IASB released the following new standards: IFRS 10, “Consolidated Financial Statements”, IFRS 11, “Joint Arrangements”, IFRS 12, “Disclosures of Interests in Other Entities” and IFRS 13, “Fair Value Measurement”. Each of these standards is to be adopted for fiscal years beginning January 1, 2013 with earlier adoption permitted. A brief description of each new standard follows below:

•	IFRS 10, “Consolidated Financial Statements” supercedes IAS 27 “Consolidation and Separate Financial Statements” and SIC-12 “Consolidation – Special Purpose Entities”. This standard provides a single model to be applied in control analysis for all investees including special purpose entities. The adoption of this standard is not expected to have any impact on ARC’s financial statements.

•	IFRS 11, “Joint Arrangements” divides joint arrangements into two types, joint operations and joint ventures, each with their own accounting model. All joint arrangements are required to be reassessed on transition to IFRS 11 to determine their type to apply the appropriate accounting. The adoption of this standard is not expected to have any impact on ARC’s financial statements.

•	IFRS 12, “Disclosure of Interests in Other Entities” combines in a single standard the disclosure requirements for subsidiaries, associates and joint arrangements as well as unconsolidated structured entities. The adoption of this standard is not expected to have a material impact on ARC’s financial statements.

•	IFRS 13, “Fair Value Measurement” defines fair value, establishes a framework for measuring fair value and sets out disclosure requirements for fair value measurements. This standard defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The adoption of this standard is expected to require the revaluation of certain derivative financial liabilities an ARC’s balance sheet to reflect an appropriate amount of risk of non-performance by ARC. ARC does not expect this revaluation to be material to its financial statements.

As of January 1, 2015, ARC will be required to adopt IFRS 9 “Financial Instruments”, which is the result of the first phase of the International Accounting Standards Board (“IASB”) project to replace IAS 39 “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. Portions of this standard remain in development and the full impact of the standard on ARC’s Consolidated Financial Statements will not be known until the project is complete.

Non-GAAP Measures

Management uses certain key performance indicators (“KPIs”) and industry benchmarks such as, operating netbacks (“netbacks”), finding, development and acquisition costs, normalized reserves per share and production per share, normalized dividend adjusted reserves per share and production per share, net asset value and total returns to analyze financial and operating performance. Management feels that these KPIs and benchmarks are key measures of profitability for ARC and provide investors with information that is commonly used by other oil and gas companies. These KPIs and benchmarks as presented do not have any standardized meaning prescribed by GAAP and therefore may not be comparable with the calculation of similar measures for other entities.

Additional GAAP Measures

Funds from Operations

Funds from operations does not have a standardized meaning prescribed by GAAP. The term “funds from operations” is defined as net income excluding the impact of non-cash depletion, depreciation and amortization and impairment charges, accretion of asset retirement obligations, deferred tax expense, unrealized gains and losses on risk management contracts, unrealized gains and losses on short-term investments, non-cash lease inducement charges, share option expense, exploration expense, unrealized gains and losses on foreign exchange and gains on disposal of petroleum and natural gas properties and is further adjusted to include the portion of unrealized losses on risk management contracts settled annually that relate to 2012 production. ARC considers funds from operations to be a key measure of operating performance as it demonstrates ARC’s ability to generate the necessary funds to fund future growth through capital investment and to repay debt. Management believes that such a measure provides a better assessment of ARC’s operations on a continuing basis by eliminating certain non-cash charges and charges that are nonrecurring, while respecting that certain risk management contracts that are settled on an annual basis are intended to protect prices on product sales occurring throughout the year. From a business perspective, the most directly comparable measure of funds from operations calculated in accordance with GAAP is net income. Table 26 is a reconciliation of ARC’s funds from operations to net income and cash flow from operating activities.

Table 26

	Three months ended December 31		Twelve months ended December 31
($ millions)	2012	2011	2012	2011
Net income (loss)	84.5	(49.0)	139.2	287.0
Adjusted for the following non-cash items:
Depletion, depreciation, amortization and impairment	133.2	178.1	571.1	509.2
Accretion of asset retirement obligation	3.1	3.3	12.4	13.4
Deferred tax expense (recovery)	21.8	(17.4)	19.3	97.0
Unrealized (gain) loss on risk management contracts	(53.6)	80.1	(14.2)	16.5
Realized losses on risk management contracts recognized in previous quarters (1)	11.8	38.1	-	-
Unrealized loss (gain) on foreign exchange	8.3	(9.4)	(8.2)	9.7
Gain on disposal of petroleum and natural gas properties	-	3.2	(0.2)	(89.5)
Other	(0.7)	(0.4)	0.4	1.0
Funds from operations	208.4	226.6	719.8	844.3
Realized losses on risk management contracts recognized in previous quarters (1)	(11.8)	(38.1)	-	-
Net change in other liabilities	(2.0)	4.1	(10.6)	(9.6)
Change in non-cash working capital	(12.0)	36.8	(5.7)	68.0
Cash Flow from Operating Activities	182.6	229.4	703.5	902.7
(1)	ARC has entered into certain commodity price risk management contracts that pertain to production periods spanning the entire calendar year but that are settled at the end of the year on an annual average benchmark commodity price. Throughout the year, ARC has applied the portion of losses associated with these contracts to the funds from operations calculation in the production period to which they relate to more appropriately reflect the funds from operations generated during the period after any effect of contracts used for economic hedging. At December 31, 2012, all gains and losses associated with these contracts have been realized, and in the fourth quarter losses previously applied to prior quarters are reversed.

Net Debt

Net debt does not have a standardized meaning prescribed by GAAP. Net debt is defined as long-term debt plus working capital (surplus) deficit, and is adjusted for the portion of unrealized losses on risk management contracts related to current production periods. Working capital (surplus) deficit is calculated as current liabilities less the current assets as they appear on the Condensed Consolidated Balance Sheets, and excludes current unrealized amounts pertaining to risk management contracts, assets held for sale and asset retirement obligations contained within liabilities associated with assets held for sale.

Total Capitalization

Total capitalization does not have a standardized meaning prescribed by GAAP. Total capitalization is defined as total shares outstanding multiplied by the closing share price on the Toronto Stock Exchange plus net debt outstanding. Total capitalization is used by ARC in analyzing its balance sheet strength and liquidity.

Forward-looking Information and Statements

This MD&A contains certain forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends", "strategy" and similar expressions are intended to identify forward-looking information or statements. In particular, but without limiting the foregoing, this MD&A contains forward-looking information and statements pertaining to the following: ARC’s financial goals under the heading “About ARC Resources – Total Return to Shareholders”, ARC’s view of future crude oil, natural gas and natural gas liquids pricing under the heading “Economic Environment”, ARC’s guidance for 2013 under the heading “2012 Guidance and Financial Highlights”, ARC’s view as to the increased transportation costs under the heading “Operating Costs” ARC’s intentions in the future regarding hedging under the heading “Risk Management and Hedging Activities”, the estimated future payments under the RSU & PSU Plan under the heading “Long-term Incentive Plans – Restricted Share Units & Performance Share Units Plan, Stock Option Plan, and Deferred Share Unit Plan”, the information relating to the approved 2013 capital program under the heading “Capital Expenditures, Acquisitions and Dispositions”, the information relating to financing the 2013 capital expenditures under the heading: "Capitalization, Financial Resources and Liquidity", ARC’s estimates of normal course obligations under the heading “Contractual Obligations and Commitments”, and a number of other matters, including the amount of future asset retirement obligations; future liquidity and financial capacity; future results from operations and operating metrics; future costs, expenses and royalty rates; future interest costs; and future development, exploration, acquisition and development activities (including drilling plans) and related capital expenditures.

The forward-looking information and statements contained in this MD&A reflect several material factors and expectations and assumptions of ARC including, without limitation: that ARC will continue to conduct its operations in a manner consistent with past operations; the general continuance of current industry conditions; the continuance of existing (and in certain circumstances, the implementation of proposed) tax, royalty and regulatory regimes; the accuracy of the estimates of ARC's reserves and resource volumes; certain commodity price and other cost assumptions; and the continued availability of adequate debt and equity financing and cash flow to fund its planned expenditures. ARC believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking information and statements included in this MD&A are not guarantees of future performance and should not be unduly relied upon. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: changes in commodity prices; changes in the demand for or supply of ARC's products; unanticipated operating results or production declines; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in development plans of ARC or by third party operators of ARC's properties, increased debt levels or debt service requirements; inaccurate estimation of ARC's oil and gas reserve and resource volumes; limited, unfavorable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; and certain other risks detailed from time to time in ARC's public disclosure documents (including, without limitation, those risks identified in this MD&A and in ARC's Annual Information Form).

The forward-looking information and statements contained in this MD&A speak only as of the date of this MD&A, and none of ARC or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

ANNUAL HISTORICAL REVIEW

For the year ended December 31 (Cdn $ millions, except per share amounts)(1)	2012	2011	2010	2009	2008
FINANCIAL
Sales of crude oil, natural gas and natural gas liquids	1,389.4	1,438.2	1,213.7	978.2	1,706.4
Per share (2)	4.67	5.02	4.67	4.20	7.90
Per share, diluted (2)	4.67	5.02	4.59	4.16	7.90
Funds from operations (3)	719.8	844.3	667.0	497.4	944.4
Per share (2)	2.42	2.95	2.57	2.13	4.37
Per share, diluted (2)	2.42	2.95	2.52	2.11	4.37
Net income	139.2	287.0	212.2	225.1	539.9
Per share (2)	0.47	1.00	0.82	0.97	2.50
Per share, diluted (2)	0.47	1.00	0.80	0.96	2.50
Dividends	357.4	344.0	313.5	298.5	570.0
Per share (2)	1.20	1.20	1.20	1.28	2.67
Total assets	5,627.1	5,323.9	5,060.1	3,914.5	3,766.7
Total liabilities	2,230.4	2,162.1	1,947.7	1,540.1	1,624.6
Net debt outstanding (4)	745.6	909.7	871.0	902.4	961.9
Weighted average shares outstanding	297.2	286.6	259.9	233.0	216.0
Diluted shares	297.2	286.6	264.2	235.4	216.1
Shares outstanding, end of period	308.9	288.9	284.4	239.0	219.2
CAPITAL EXPENDITURES
Geological and geophysical	31.8	25.9	16.0	13.7	27.1
Land	9.5	74.9	60.9	7.0	122.4
Drilling and completions	429.8	456.5	358.5	214.3	305.4
Plant and facilities	131.6	165.1	131.4	110.0	90.4
Other	5.3	3.6	24.1	14.6	3.3
Total capital expenditures	608.0	726.0	590.9	359.6	548.6
Property acquisitions (dispositions), net	32.4	(111.3)	5.0	(20.5)	51.0
Corporate acquisitions (5)	-	-	652.1	178.9	-
Total capital expenditures and net acquisitions	640.4	614.7	1,248.0	518.0	599.6
OPERATING
Production
Crude oil (bbl/d)	31,454	27,158	27,341	27,509	28,513
Condensate (bbl/d)	2,217	2,052	1,617	1,303	1,362
Natural gas (mmcf/d)	342.9	310.6	254.2	194.0	196.5
Natural gas liquids (bbl/d)	2,728	2,444	2,628	2,386	2,499
Total (boe per day 6:1)	93,546	83,416	73,954	63,538	65,126
Average prices
Crude oil ($/bbl)	82.03	89.51	73.85	62.24	94.20
Condensate ($/bbl)	92.63	96.07	77.40	64.63	107.24
Natural gas ($/mcf)	2.62	3.83	4.21	4.18	8.58
Natural gas liquids ($/bbl)	38.11	47.53	39.57	27.57	49.25
Oil equivalent ($/boe)	40.50	47.15	44.88	42.07	71.25
RESERVES
(company gross) (6)
Proved plus probable reserves
Crude oil and NGL (mbbl)	185,548	170,153	165,963	152,834	152,441
Natural gas (bcf)	2,528.6	2,413.3	1,914.9	1,342.3	1,000
Total (mboe)	606,982	572,374	485,121	376,543	319,114
TRADING STATISTICS (Cdn$, except volumes) based on intra-day trading
High	26.25	28.67	26.04	21.89	33.95
Low	18.36	19.40	18.77	11.73	15.01
Close	24.44	25.10	25.41	19.94	20.10
Average daily volume (thousands)	1,356	1,251	1,197	1,057	975

(1)	The financial information above that has been derived from ARC’s financial statements has been prepared under IFRS for 2010 through 2012. Information for 2009 and prior has been prepared under previous Canadian GAAP.
(2)	Upon conversion to a corporation, ARC trust units were exchanged for common shares. In all cases, the term per share can be interpreted as per unit prior to December 31, 2010. Per share amounts (with the exception of dividends) are based on weighted average shares outstanding during the period.
(3)	This is an additional GAAP measure which may not be comparable with similar additional GAAP measures used by other entities. Refer to the section entitled “Additional GAAP Measures” contained within this MD&A.
(4)	Net debt is an additional GAAP measure and therefore it may not be comparable with the calculation of similar measures for other entities. Refer to the section entitled “Additional GAAP Measures” contained within this MD&A.
(5)	Represents total consideration for corporate acquisitions.
(6)	Company gross reserves are the gross interest reserves prior to the deduction of royalty burdens.

QUARTERLY HISTORICAL REVIEW

(Cdn $ millions, except per share amounts)	2012				2011
FINANCIAL	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Sales of crude oil, natural gas and natural gas liquids	375.4	329.9	317.8	366.3	386.8	351.8	374.9	324.7
Per share (1)	1.22	1.10	1.09	1.27	1.34	1.23	1.31	1.14
Per share, diluted (1)	1.22	1.10	1.09	1.27	1.34	1.23	1.31	1.14
Funds from operations (2)	208.4	164.9	165.8	180.7	226.6	213.5	210.1	194.1
Per share (1)	0.68	0.55	0.57	0.62	0.79	0.74	0.73	0.68
Per share, diluted(1)	0.68	0.55	0.57	0.62	0.79	0.74	0.73	0.68

Net income (loss)	84.5	(24.3)	38.1	40.9	(49.0)	120.8	150.1	65.2
Per share (1)	0.27	(0.08)	0.13	0.14	(0.17)	0.42	0.52	0.23
Per share, diluted(1)	0.27	(0.08)	0.13	0.14	(0.17)	0.42	0.52	0.23
Dividends	92.5	90.6	87.3	87.0	86.7	86.2	85.8	85.5
Per share(1)	0.30	0.30	0.30	0.30	0.30	0.30	0.30	0.30
Total assets	5,627.1	5,578.8	5,369.1	5,361.0	5,323.9	5,313.3	5,053.4	5,019.9
Total liabilities	2,230.4	2,207.0	2,247.1	2,218.3	2,162.1	2,043.4	1,844.6	1,902.5
Net debt outstanding (3)	745.6	691.0	996.0	991.5	909.7	870.1	744.8	731.9
Weighted average shares outstanding	308.2	299.7	290.8	289.5	288.3	287.1	286.0	284.9
Weighted average shares outstanding, diluted	308.4	299.9	290.8	289.5	288.3	287.1	286.0	284.9
Shares outstanding, end of period	308.9	307.5	291.5	290.1	288.9	287.7	286.5	285.4
CAPITAL EXPENDITURES
Geological and geophysical	4.2	5.1	5.6	16.9	4.9	9.1	5.2	6.7
Land	5.7	1.0	0.5	2.3	3.5	26.6	34.5	10.4
Drilling and completions	129.1	98.2	64.2	138.3	147.5	142.0	69.8	98.6
Plant and facilities	48.4	28.1	26.9	28.3	38.5	50.6	35.2	40.6
Other	2.8	0.7	0.7	1.1	0.6	1.0	(0.2)	0.9
Total capital expenditures	190.2	133.1	97.9	186.9	195.0	229.3	144.5	157.2
Property acquisitions (dispositions), net	1.8	7.5	4.2	18.9	24.6	8.6	13.6	(157.3)
Total capital expenditures and net acquisitions	192.0	140.6	102.1	205.8	219.6	237.9	158.1	(0.1)
OPERATING
Production
Crude oil (bbl/d)	32,938	30,732	30,831	31,305	28,470	26,024	26,038	28,108
Condensate (bbl/d)	1,767	2,325	2,381	2,399	2,219	2,009	2,105	1,872
Natural gas (mmcf/d)	348.2	323.2	347.2	353.0	355.3	327.4	311.8	246.4
Natural gas liquids (bbl/d)	2,978	2,587	2,913	2,432	2,114	2,584	2,250	2,834
Total (boe per day 6:1)	95,725	89,511	93,997	94,970	92,021	85,178	82,367	73,880
Average prices
Crude oil ($/bbl)	80.50	81.43	78.98	87.24	92.85	85.97	97.11	82.27
Condensate ($/bbl)	86.70	87.65	94.60	99.96	101.13	92.85	100.57	88.34
Natural gas ($/mcf)	3.32	2.45	2.03	2.67	3.43	3.88	4.05	4.05
Natural gas liquids ($/bbl)	36.13	31.05	41.17	44.46	51.02	47.90	48.40	43.83
Oil equivalent ($/boe)	42.49	39.99	37.09	42.35	45.58	44.83	49.94	48.75
TRADING STATISTICS
(Cdn$) based on intra-day trading
High	26.00	26.25	23.28	25.72	26.74	26.23	27.00	28.67
Low	22.32	21.50	18.36	22.53	19.40	19.81	23.41	23.66
Close	24.44	23.90	22.90	22.90	25.10	22.56	25.01	26.35
Average daily volume (thousands)	1,146	1,282	1,704	1,355	1,264	1,108	998	1,636
(1)	Per share amounts (with the exception of dividends) are based on weighted average shares outstanding during the period.
(2)	This is an additional GAAP measure which may not be comparable with similar additional GAAP measures used by other entities. Refer to the section entitled “Additional GAAP Measures” contained within this MD&A.
(3)	Net debt is an additional GAAP measure and therefore it may not be comparable with the calculation of similar measures for other entities. Refer to the section entitled “Additional GAAP Measures” contained within this MD&A.